                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-82219

                SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 1999

Prospectus Supplement (to Prospectus Dated August 5, 1999)

$

COLUMBIA/HCA HEALTHCARE CORPORATION

       % NOTES DUE 200

MATURITY

- The Notes will mature on        , 200 .

INTEREST

- Interest on the Notes is payable on        , and        , of each year,
  beginning        , 2000.

- Interest will accrue from           , 1999.

REDEMPTION

- We may at our option redeem the Notes at any time at the price described under "Description of the Notes" at page S-38 of this prospectus supplement.

- There is no sinking fund.

RANKING

- The Notes are senior unsecured. The Notes rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt.

LISTING

- We do not intend to list the Notes on any securities exchange.

THE COMPANY

- Our principal office is located at One Park Plaza, Nashville, Tennessee 37203. Our telephone number is (615) 344-9551.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
------------------------------------------------------------------------------------------------------
                                                                   PER NOTE               TOTAL
------------------------------------------------------------------------------------------------------
  Initial Price to Public                                              %                    $
  Underwriting Discount                                                %                    $
  Proceeds to Us (Before Expenses)                                     %                    $
------------------------------------------------------------------------------------------------------

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
-    The Notes will be delivered to you in global    -    The Underwriters listed below will purchase
     form through the book-entry delivery system          the Notes from us on a firm commitment basis
     of The Depository Trust Company on                   and offer them to you, subject to certain
               , 1999.                                    conditions.

                          Joint Book-Running Managers

CHASE SECURITIES INC.                                       GOLDMAN, SACHS & CO.

  ----------------------------------------------------------------------------

         The date of this Prospectus Supplement is September   , 1999.

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the attached prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

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                               TABLE OF CONTENTS

                                        PAGE
                                        ----
         PROSPECTUS SUPPLEMENT

Forward-Looking Statements.............  S-3
Prospectus Supplement Summary..........  S-4
Ratio of Earnings to Fixed Charges..... S-12
Use of Proceeds........................ S-12
Capitalization......................... S-13
Selected Consolidated Financial Data... S-14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations........................... S-16
Description of Business................ S-30
Management............................. S-36
Description of the Notes............... S-38
Underwriting........................... S-41

                                        PAGE
                                        ----

              PROSPECTUS

Where You Can Find More Information....    2
The Company............................    3
Ratio of Earnings to Fixed Charges.....    3
Use of Proceeds........................    3
Description of the Debt Securities.....    4
Plan of Distribution...................   11
Legal Opinions.........................   11
Experts................................   11

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the attached prospectus contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the offering. See "Prospectus Supplement Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of
Business -- Our Business Strategy" and "-- Investigations and Litigation." These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to,

     - the outcome of the known and unknown governmental investigations and litigation involving our business practices,

     - the highly competitive nature of the health care business,

     - the efforts of insurers, health care providers and others to contain health care costs,

     - possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers,

     - changes in federal, state or local regulation affecting the health care industry,

     - the ability to attract and retain qualified management and personnel, including physicians,

     - liabilities and other claims asserted against us,

     - changes in accounting practices,

     - changes in general economic conditions,

     - future divestitures which may result in additional charges,

     - the complexity of integrated computer systems and the success and expense of our remediation efforts and those of relevant third parties in achieving Year 2000 readiness,

     - the ability to enter into managed care provider arrangements on acceptable terms,

     - the availability and terms of capital to fund the expansion of our business,

     - changes in business strategy or development plans,

     - slowness of reimbursement, and

     - other risk factors described in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

     As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements we make. You should not unduly rely on these forward-looking statements when evaluating the information presented in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary information together with the detailed information included in this prospectus supplement, the attached prospectus and the documents incorporated by reference in this prospectus supplement and the attached prospectus. As used in this prospectus supplement and the attached prospectus, the terms "Columbia/HCA" and "we" refer to Columbia/HCA Healthcare Corporation and its affiliates. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners.

                                  COLUMBIA/HCA
OVERVIEW

     We operate the largest chain of general acute care hospitals in the United States along with an expansive network of outpatient surgery centers and other related health care operations. At June 30, 1999, our affiliates owned and operated 204 hospitals and 81 outpatient surgery centers. Our affiliates are also partners in several 50/50 joint ventures that own and operate 16 hospitals and four outpatient surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our hospitals provide a comprehensive array of services including internal medicine, cardiology, oncology, obstetrics, general surgery, neurosurgery and orthopedics, as well as diagnostic and emergency services. We also provide outpatient and ancillary services through our acute care hospitals and outpatient facilities, including outpatient surgery and diagnostic centers, rehabilitation, and other facilities. We operate preferred provider organizations in 46 states.

RESTRUCTURING AND REORGANIZATION

     In 1997 we encountered significant challenges and changes. The hospital industry was adversely affected by Medicare reimbursement reductions resulting from the Balanced Budget Act of 1997, increased managed care penetration and increased government scrutiny of hospital operations. In addition, we learned that we were the subject of a federal investigation related to government reimbursement programs. The investigation was subsequently expanded in July 1997 to include billing practices, home health operations, relationships with physicians, diagnosis-related group coding and Medicare cost report preparation.

     In response to these industry and governmental challenges, we installed new senior management, redefined our objectives and business practices and initiated a substantial restructuring plan designed to properly align Columbia/HCA in this new environment. Dr. Thomas F. Frist, Jr., who was serving as our Vice Chairman, was named Chairman of the Board and Chief Executive Officer. Dr. Frist implemented a new corporate strategy emphasizing a renewed focus on a values-based corporate culture, operations rather than acquisitions, local community focus and the highest quality care.

     Based on a comprehensive review of our business portfolio, we developed a restructuring plan in which we identified non-strategic segments and assets for divestiture. Since 1997, we have sold or spun-off 111 hospitals and 54 surgery centers in non-strategic locations, substantially all of our home health operations and various other non-core assets, for total proceeds of approximately $4.4 billion. We used the proceeds to repay a portion of our outstanding indebtedness and to repurchase shares of our common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to provide the communities we serve with a comprehensive array of quality health care services in the most cost-effective manner and to enhance financial performance by increasing utilization of, and improving operating efficiencies in, our facilities, consistent with our ethics and compliance program and governmental regulations. We do this by pursuing the following strategies:

     - focus on strong assets in select, core communities;

     - develop comprehensive local health care networks with a broad range of health care services;

     - grow through increased patient volume, expansion of specialty and outpatient services and selective acquisitions;

     - improve operating efficiencies through enhanced cost management and resource utilization;

     - recruit and develop strong relationships with physicians;

     - streamline and decentralize management consistent with our local focus;

     - effectively allocate capital in order to maximize return; and

     - reinforce our "patients first" philosophy and our commitment to ethics and compliance.

RECENT FINANCIAL RESULTS

     For the six months ended June 30, 1999, our historical revenues decreased 8.9% to $8.8 billion from $9.7 billion in the prior year period. On a same facility basis, which excludes the operations of hospitals and related facilities which were either acquired or divested during the current and prior year period, revenues increased 3.4%. On a pro forma basis, which includes only the operations we plan to operate on a continuing basis, revenues increased 5.9% to $7.8 billion in the six months ended June 30, 1999 from $7.4 billion in the prior year period. See "Summary Consolidated Financial Data -- Pro Forma Financial Data" and "-- Historical Financial Data."

     In addition, the key measures of our operating performance, including only those assets that we plan to operate on a continuing basis, have exceeded our same facility key measures, which include the operations of the facilities that we have determined to divest. On a pro forma basis, the change in admissions, equivalent admissions and revenues per equivalent admission for the six months ended June 30, 1999 rose 2.2%, 2.0% and 3.8%, respectively, compared to an increase of 1.8%, 1.8% and 1.6%, respectively, on a same facility basis for the same period. Historical EBITDA (income from continuing operations before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation-related costs, minority interests and income taxes) was $1.6 billion for the six months ended June 30, 1999, for a margin of 18.0%, compared to $1.7 billion, for a margin of 17.5%, in the same period of the prior year. On a pro forma basis, including only operations we plan to operate on a continuing basis, EBITDA was $1.5 billion for the six months ended June 30, 1999, for a margin of 19.1%, compared to $1.5 billion, for a margin of 19.8%, in the prior year period. See "Summary Consolidated Financial Data -- Pro Forma Financial Data."

INVESTIGATIONS AND LITIGATION

     Columbia/HCA is currently the subject of several federal investigations into some of our business practices, as well as governmental investigations by various states. We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the breadth of the ongoing investigations, we expect additional investigative and prosecutorial activity to occur in these and other jurisdictions in the future. Columbia/HCA is the subject of a formal order of investigation by the Securities and

Exchange Commission. We understand that the SEC investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     Columbia/HCA is also a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we violated the False Claims Act, 31 U.S.C. sec.. 3729 et seq., for improper claims submitted to the government for reimbursement, as well as improper payments for physician referrals. To our knowledge, the government has intervened in five unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. Columbia/HCA is also a defendant in a number of other suits which allege, in general, improper and fraudulent billing, coding, claims and overcharging. Some of the suits have been conditionally certified as class actions.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations, the initiation of additional investigations, if any, and the related media coverage will have on our financial condition or results of operations in future periods. If we are found in violation of federal or state laws relating to Medicare, Medicaid or similar programs, we could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any of these sanctions or losses could have a material adverse effect on our financial position and results of operations. See "Description of Business -- Investigations and Litigation" as well as our Annual Report on Form 10-K for the year ended December 31, 1998, our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and our Current Report on Form 8-K dated September 13, 1999, for a more detailed discussion of the risks and potential impact of the investigations and litigation.

                                  THE OFFERING

TERMS OF THE NOTES:

     Notes offered...............    $          aggregate principal amount of
                                          % Notes due 200 .

     Maturity date...............    The Notes will mature on                ,
                                     200 .

     Interest payment dates......                   and                of each
                                     year, beginning                200 .

     Interest calculations.......    Based on a 360-day year of twelve 30-day
                                     months.

     Ranking.....................    The Notes are senior unsecured. The Notes
                                     rank equally with all of our existing and future unsecured senior debt and are senior to all of our existing and future subordinated debt.

     Redemption and sinking
        fund.....................    We may at our option redeem the Notes at
                                     any time at the price described under
                                     "Description of the Notes" at page S-38 of this prospectus supplement. There is no sinking fund.

     Form of Notes...............    One or more global securities, held in the
                                     name of Cede & Co., the nominee of The
                                     Depository Trust Company.

     Settlement and payment......    Same-day -- immediately available funds.

     Use of proceeds.............    We estimate that the net proceeds from the
                                     offering will be $   million. We intend to
                                     use the proceeds to repay outstanding debt.
                                     See "Use of Proceeds."

 For additional information with respect to the Notes, see "Description of the
                                    Notes."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data together with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement, the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 1998 and the condensed consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

                            PRO FORMA FINANCIAL DATA

     The following table sets forth our unaudited pro forma combined financial information and operating data for the twelve months ended June 30, 1999, the six-month periods ended June 30, 1999 and 1998 and the year ended December 31, 1998. The unaudited pro forma combined financial information and operating data are based on our historical consolidated financial information and operating data, adjusted to give effect to the offering of Notes by this prospectus supplement and to exclude, for all periods, the financial information and operating data related to: (i) the facilities included in the two companies that were spun-off to our stockholders in May 1999 (LifePoint Hospitals, Inc. and Triad Hospitals, Inc.); (ii) the facilities sold during 1998 that were previously identified as the Atlantic Group; (iii) 39 outpatient surgery centers sold during 1998 and 1999; and (iv) 15 facilities that have been identified as being held for sale. We believe that the unaudited pro forma combined financial information and operating data provide information on the remaining core assets that will provide the base for our operations in future periods. The unaudited pro forma combined financial information and operating data are presented for informational purposes only and do not necessarily reflect the actual results that would have occurred, nor are they necessarily indicative of future results of operations.

                                                        TWELVE
                                                        MONTHS
                                                        ENDED            SIX MONTHS           YEAR ENDED
                                                       JUNE 30,        ENDED JUNE 30,        DECEMBER 31,
                                                      ----------   -----------------------   ------------
                                                         1999         1999         1998          1998
                                                      ----------   ----------   ----------   ------------
                                                               (UNAUDITED; DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues..........................................  $   14,966   $    7,806   $    7,372    $   14,532
  Interest expense (a)..............................         501
OPERATING DATA:
  EBITDA (b)........................................  $    2,593   $    1,493   $    1,460    $    2,560
  Number of hospitals at end of period (c)..........         189          189          201           200
  Number of licensed beds at end of period (d)......      41,504       41,504       42,456        41,990
  Admissions (e)....................................   1,472,200      759,600      743,000     1,455,600
  Equivalent admissions (f).........................   2,183,700    1,117,400    1,095,300     2,161,600
  Average length of stay (days) (g).................         5.0          5.0          5.0           5.0
  Average daily census (h)..........................      20,033       21,032       20,667        19,852
PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD:
  Revenues..........................................         5.7%         5.9%         0.4%          2.9%
  Admissions (e)....................................         1.7          2.2          2.7           1.9
  Equivalent admissions (f).........................         1.9          2.0          3.5           2.6
  Revenues per equivalent admission.................         3.8          3.8         (3.1)          0.2
SELECTED RATIOS (A):
  Ratio of pro forma EBITDA to pro forma interest
    expense.........................................        5.2x
  Ratio of total debt to pro forma EBITDA...........        2.6x
  Ratio of total debt to total capitalization.......         52%

---------------

    (a) Pro forma interest expense and the selected ratio computations for the twelve months ended June 30, 1999 have been prepared using the historical total debt balance at June 30, 1999 of $6.66 billion and an average effective interest rate of 7.51%, which includes an interest rate of 9.00% on the $250 million of Notes being offered by this prospectus supplement.

    (b) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation-related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (c) Excludes 16 facilities at June 30, 1999, 24 facilities at June 30, 1998 and 23 facilities at December 31, 1998 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (d) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (e) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (f) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

    (g) Represents the average number of days admitted patients stay in our hospitals.

    (h) Represents the average number of patients in our hospital beds each day.

                           HISTORICAL FINANCIAL DATA

     The following table sets forth our summary historical consolidated financial data for the years ended December 31, 1998, 1997 and 1996 and for each of the six-month periods ended June 30, 1999 and 1998, certain selected ratios for the years ended December 31, 1998, 1997 and 1996 and for each of the twelve-month periods ended June 30, 1999 and 1998 and our financial position at June 30, 1999. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 1998 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999. Financial data for the six-month periods ended June 30, 1999 and 1998 and at June 30, 1999 and the selected ratios for the twelve-month periods ended June 30, 1999 and 1998 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

                                                              SIX MONTHS                       YEAR ENDED
                                                            ENDED JUNE 30,                    DECEMBER 31,
                                                        -----------------------   ------------------------------------
                                                           1999         1998         1998         1997         1996
                                                        ----------   ----------   ----------   ----------   ----------
                                                              (UNAUDITED)
                                                                            (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues............................................  $    8,816   $    9,682   $   18,681   $   18,819   $   18,786
  Interest expense....................................         229          298          561          493          488
  Income from continuing operations...................         428          392          532          182        1,461
  Net income (loss)...................................         428          275          379         (305)       1,505
OPERATING DATA:
  EBITDA (a)..........................................  $    1,584   $    1,697   $    2,868   $    2,851   $    4,214
  Number of hospitals at end of period (b)............         204          309          281          309          319
  Number of licensed beds at end of period (c)........      43,969       60,418       53,693       60,643       61,931
  Admissions (d)......................................     873,200      983,600    1,891,800    1,915,100    1,895,400
  Equivalent admissions (e)...........................   1,300,200    1,490,100    2,875,600    2,901,400    2,826,000
  Average length of stay (days) (f)...................         5.0          5.0          5.0          5.0          5.1
  Average daily census (g)............................      23,992       27,290       25,719       26,006       26,538
SAME FACILITY PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD
  (H):
  Revenues............................................         3.4%        (2.8)%       (0.2)%        1.1%         6.6%
  Admissions (d)......................................         1.8          0.3          0.4          1.7          3.8
  Equivalent admissions (e)...........................         1.8          1.5          1.4          3.5          5.8
  Revenues per equivalent admission...................         1.6         (4.2)        (1.5)        (2.3)         0.7

                                                             TWELVE MONTHS                     YEAR ENDED
                                                            ENDED JUNE 30,                    DECEMBER 31,
                                                        -----------------------   ------------------------------------
                                                           1999         1998         1998         1997         1996
                                                        ----------   ----------   ----------   ----------   ----------
                                                              (UNAUDITED)
SELECTED RATIOS:
  Ratio of EBITDA to interest expense.................         5.6x         4.0x         5.1x         5.8x         8.6x
  Ratio of total debt to EBITDA.......................         2.4x         3.8x         2.4x         3.3x         1.7x
  Ratio of total debt to total capitalization.........          52%          50%          45%          54%          43%
  Ratio of earnings to fixed charges..................         2.9x         0.6x         2.6x         1.8x         5.0x

                                                             AT
                                                        JUNE 30, 1999
                                                        -------------
                                                         (UNAUDITED)
FINANCIAL POSITION:
  Assets..............................................     $16,650
  Working capital.....................................         357
  Long-term debt, including amounts due within one
    year..............................................       6,660
  Minority interests in equity of consolidated
    entities..........................................         768
  Stockholders' equity................................       5,434

---------------

    (a) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation-related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (b) Excludes 16 facilities at June 30, 1999, 26 facilities at June 30, 1998, 24 facilities in 1998, 27 facilities in 1997 and 22 facilities in 1996 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume. Effective January 1, 1999, admissions were redefined to include level II nursery admissions. For 1997 and 1996, the level II nursery admissions are not available.

    (e) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume. Effective January 1, 1999, admissions were redefined to include level II nursery admissions. For 1997 and 1996, the level II nursery admissions are not available.

    (f) Represents the average number of days admitted patients stay in our hospitals.

    (g) Represents the average number of patients in our hospital beds each day. Effective January 1, 1999, the average was calculated including level II nursery patients. For 1997 and 1996, the level II nursery patient numbers are not available.

    (h) Same facility information excludes the operations of hospitals and their related facilities which were either acquired or divested during the current and prior period.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

 SIX MONTHS
   ENDED
  JUNE 30,           YEAR ENDED DECEMBER 31,
------------   ------------------------------------
1999    1998   1998    1997    1996    1995    1994
----    ----   ----    ----    ----    ----    ----
3.70x   2.86x  2.58x   1.81x   4.99x   3.94x   4.09x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the offering of the Notes, after deducting the estimated underwriting discount and expenses of the offering, will
be approximately $   million. We intend to use the net proceeds from the sale of the Notes to repay a portion of our $1.0 billion, senior interim term loan agreement. Borrowings under the senior interim term loan agreement were used to fund the $1.0 billion share repurchase program approved in February 1999. As of June 30, 1999, we had $1.0 billion outstanding under the senior interim term loan agreement. Borrowings under the senior interim term loan agreement bear interest at LIBOR plus +1.75% per annum (6.94% at June 30, 1999). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our total capitalization as of June 30, 1999 and as adjusted to give effect to the offering of Notes by this prospectus supplement and the use of proceeds from the offering. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus supplement.

                                                                AS OF JUNE 30, 1999
                                                              ------------------------
                                                                                 AS
                                                              HISTORICAL      ADJUSTED
                                                              ----------      --------
                                                                    (UNAUDITED;
                                                                DOLLARS IN MILLIONS)

Long-term debt due within one year..........................   $   942        $
                                                               -------        -------
Long-term debt:
  Senior collateralized debt due through 2034...............       172            172
  Senior debt due through 2095..............................     3,753
  Bank term loans...........................................     1,300
  Bank credit agreement.....................................       370            370
  Subordinated debt due through 2015........................       123            123
                                                               -------        -------
          Total long-term debt..............................     5,718
                                                               -------        -------
          Total debt........................................     6,660
                                                               -------        -------
Minority interests in equity of consolidated entities.......       768            768
                                                               -------        -------
Stockholders' equity:
  Common stock $.01 par value per share; authorized
     1,600,000,000 voting shares and 50,000,000 nonvoting
     shares; outstanding 543,038,500 voting shares and
     21,000,000 nonvoting shares............................         6              6
  Capital in excess of par..................................       959            959
  Other.....................................................         8              8
  Accumulated other comprehensive income....................        70             70
  Retained earnings.........................................     4,391          4,391
                                                               -------        -------
          Total stockholders' equity........................     5,434          5,434
                                                               -------        -------
          Total capitalization..............................   $12,862        $
                                                               =======        =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 and for each of the six-month periods ended June 30, 1999 and 1998 and selected ratios for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 and for the twelve-month periods ended June 30, 1999 and 1998. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 1998 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999. Financial data for the six-month periods ended June 30, 1999 and 1998 and at June 30, 1999 and 1998 and the selected ratios for the twelve-month periods ended June 30, 1999 and 1998 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

     You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement, the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 1998 and the condensed consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

                                                SIX MONTHS ENDED
                                                    JUNE 30,                           YEAR ENDED DECEMBER 31,
                                              ---------------------   ---------------------------------------------------------
                                                1999        1998        1998        1997        1996        1995        1994
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                   (UNAUDITED)
                                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Revenues..................................  $   8,816   $   9,682   $  18,681   $  18,819   $  18,786   $  17,132   $  14,543
  Income from continuing operations.........        428         392         532         182       1,461       1,025         929
  Net income (loss).........................        428         275         379        (305)      1,505         961         814
  Diluted income from continuing operations
    per share...............................        .70         .61         .82         .27        2.15        1.52        1.44
  Diluted net income (loss) per share.......        .70         .43         .59        (.46)       2.22        1.43        1.26
  Cash dividends per share..................        .04         .04         .08         .08         .08         .08         .08
SAME FACILITY PERCENTAGE CHANGE FROM PRIOR
  YEAR PERIOD (A):
  Revenues..................................        3.4%       (2.8)%      (0.2)%       1.1%        6.6%       10.2%        N/A
  Admissions (b)............................        1.8         0.3         0.4         1.7         3.8         4.6         N/A
  Equivalent admissions (c).................        1.8         1.5         1.4         3.5         5.8         8.6         N/A
  Revenues per equivalent admission.........        1.6        (4.2)       (1.5)       (2.3)        0.7         1.5         N/A
FINANCIAL POSITION (AT END OF PERIOD):
  Assets....................................  $  16,650   $  21,048   $  19,429   $  22,002   $  21,116   $  19,805   $  16,278
  Working capital...........................        357        (973)        304       1,650       1,389       1,409       1,092
  Net assets of discontinued operations.....         --         141          --         841         212         142          --
  Long-term debt, including amounts due
    within one year.........................      6,660       8,362       6,753       9,408       6,982       7,380       5,672
  Minority interests in equity of
    consolidated entities...................        768         830         765         836         836         722         278
  Stockholders' equity......................      5,434       7,580       7,581       7,250       8,609       7,129       6,090
CASH FLOW DATA:
  Cash provided by operating activities.....  $     401   $   1,007   $   1,916   $   1,483   $   2,589   $   2,264   $   1,747
  Capital expenditures......................        690         782       1,470       1,833       2,139       3,083       1,692
OPERATING DATA:
  EBITDA (d)................................  $   1,584   $   1,697   $   2,868   $   2,851   $   4,214   $   3,648   $   2,930
  Number of hospitals at end of period
    (e).....................................        204         309         281         309         319         319         311
  Number of licensed beds at end of period
    (f).....................................     43,969      60,418      53,693      60,643      61,931      61,347      59,595
  Weighted average licensed beds (g)........     49,454      60,738      59,104      61,096      62,708      61,617      57,517
  Admissions (b)............................    873,200     983,600   1,891,800   1,915,100   1,895,400   1,774,800   1,565,500
  Equivalent admissions (c).................  1,300,200   1,490,100   2,875,600   2,901,400   2,826,000   2,598,300   2,202,600
  Average length of stay (days) (h).........        5.0         5.0         5.0         5.0         5.1         5.3         5.6
  Average daily census (i)..................     23,992      27,290      25,719      26,006      26,538      25,917      23,841
  Occupancy rate (j)........................         49%         45%         43%         43%         42%         42%         41%

                                  TWELVE MONTHS ENDED
                                       JUNE 30,                              YEAR ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   1999         1998         1998         1997         1996         1995         1994
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                      (UNAUDITED)
SELECTED RATIOS:
  Ratio of EBITDA to interest
    expense...................         5.6x         4.0x         5.1x         5.8x         8.6x         8.0x         7.6x
  Ratio of total debt to
    EBITDA....................         2.4x         3.8x         2.4x         3.3x         1.7x         2.0x         1.9x
  Ratio of total debt to total
    capitalization............          52%          50%          45%          54%          43%          49%          47%
  Ratio of earnings to fixed
    charges...................         2.9x         0.6x         2.6x         1.8x         5.0x         3.9x         4.1x

---------------

    (a) Same facility information excludes the operations of hospitals and their related facilities which were either acquired or divested during the current and prior period. Same facility information is not available for 1994.

    (b) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume. Effective January 1, 1999, admissions were redefined to include level II nursery admissions. For 1997, 1996, 1995 and 1994 the level II nursery admissions are not available.

    (c) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume. Effective January 1, 1999, admissions were redefined to include level II nursery admissions. For 1997, 1996, 1995 and 1994, the level II nursery admissions are not available.

    (d) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation-related costs, merger, facility, consolidation and other costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (e) Excludes 16 facilities at June 30, 1999, 26 facilities at June 30, 1998, 24 facilities in 1998, 27 facilities in 1997, 22 facilities in 1996 and 19 facilities in 1995 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (f) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (g) Weighted average licensed beds represent the average number of licensed beds, weighted based on periods owned.

    (h) Represents the average number of days admitted patients stay in our hospitals.

    (i) Represents the average number of patients in our hospital beds each day. Effective January 1, 1999, the average was calculated including level II nursery patients. For 1997, 1996, 1995 and 1994, the level II nursery patient numbers are not available.

    (j) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INVESTIGATIONS AND LITIGATION

     Columbia/HCA is currently the subject of several federal investigations into some of our business practices, as well as governmental investigations by various states. We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the breadth of the ongoing investigations, we expect additional investigative and prosecutorial activity to occur in these and other jurisdictions in the future. We are the subject of a formal order of investigation by the SEC. We understand that the SEC investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     Columbia/HCA is also a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we violated the False Claims Act, 31 U.S.C. sec. 3729 et seq., for improper claims submitted to the government for reimbursement, as well as improper payments for physician referrals. To our knowledge, the government has intervened in five unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. Columbia/HCA is also a defendant in a number of other suits which allege, in general, improper and fraudulent billing, coding, claims and overcharging. Some of the suits have been conditionally certified as class actions.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations, the initiation of additional investigations, if any, and the related media coverage will have on our financial condition or results of operations in future periods. If we are found in violation of federal or state laws relating to Medicare, Medicaid or similar programs, we could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any of these sanctions or losses could have a material adverse effect on our financial position and results of operations. See "Description of Business -- Investigations and Litigation."

RESULTS OF OPERATIONS

  Revenue/Volume Trends

     We continue to face industry and company-specific challenges affecting revenues and volume growth rates. Three primary factors have contributed to these challenges: an increasing proportion of revenue being derived from fixed payment or discounted sources, the continuing trend toward the conversion of more services to an outpatient basis and the impact of the restructuring of our operations.

     Our revenues continue to be affected by an increasing proportion of revenue being derived from fixed payment, higher discount sources, including Medicare, Medicaid and managed care plans. In addition, insurance companies, government programs (other than Medicare) and employers purchasing health care services for their employees are negotiating discounted amounts that they will pay health care providers rather than paying standard prices. We expect patient volumes from Medicare and Medicaid to continue to increase due to the general aging of the population and the expansion of state Medicaid programs. However, under the Balanced Budget Act of 1997, our reimbursement from the Medicare and Medicaid programs was reduced and will be further reduced as additional reductions are phased in over the next two years.

     We continue to experience a shift in our payer mix as patients move from traditional indemnity insurance and Medicare coverage to medical coverage that is provided under managed care plans. We generally receive lower payments per patient under managed care plans than under Medicare or traditional indemnity insurance plans. With an increasing proportion of services being reimbursed based upon fixed payment amounts (where the payment is based upon the diagnosis, regardless of the cost incurred or level of service provided), revenues, earnings and cash flows are being reduced. Admissions related to Medicare, Medicaid and managed care plan patients were 90% of total admissions for the six months ended June 30, 1999 and 1998, and 89.5%, 88.3% and 86.0% of total admissions for the years ended December 31, 1998, 1997 and 1996, respectively. Revenues from capitation arrangements (prepaid health service agreements) are less than 1% of consolidated revenues.

     Our revenues also continue to be affected by the trend toward services being performed more frequently on an outpatient basis. The growth in outpatient services is expected to continue in the health care industry as procedures performed on an inpatient basis are converted to outpatient procedures through continuing advances in pharmaceutical and medical technologies. The redirection of certain procedures to an outpatient basis is also influenced by pressures from payers to direct certain procedures from inpatient care to outpatient care. Generally, the payments received for an outpatient procedure are less than those received for a similar procedure performed in an inpatient setting. Outpatient revenues grew to 39% of net patient revenues for the six months ended June 30, 1999 from 38% during the same period last year, and to 39% of net patient revenues for the year ended December 31, 1998 from 37% for the year ended December 31, 1997 and 36% for the year ended December 31, 1996.

     Management believes that the restructuring of our operations (including the spin-offs, the divestiture of the home health operations and the announced divestitures of several facilities) has created uncertainties with physicians, patients and payers in certain communities. The restructuring has also increased the pressure on revenues at facilities located in those communities. See "Description of Business -- Restructuring and Reorganization."

     We expect reductions in Medicare and Medicaid reimbursement, increases in patients participating in managed care plans and increases in services being performed on an outpatient basis to present ongoing challenges. We do not have the ability to control these trends and the associated risks. To maintain and improve our operating margins in future periods, we must increase patient volumes while controlling the cost of providing services. If we are not able to achieve reductions in the cost of providing services through operational efficiencies, and the trend of declining reimbursements and payments continue, results of operations and cash flows will deteriorate.

     Management believes that the proper response to these challenges includes the delivery of a broad range of quality health care services to physicians and patients, with operating decisions being made by the local management teams and local physicians.

  Operating Results Summary

     The following tables summarize our results from continuing operations for the six months ended June 30, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996 (dollars in millions):

                                                                         SIX MONTHS
                                                                       ENDED JUNE 30,
                                                              --------------------------------
                                                                   1999              1998
                                                              --------------    --------------
                                                              AMOUNT   RATIO    AMOUNT   RATIO
                                                              ------   -----    ------   -----
Revenues.................................................... $8,816    100.0   $9,682    100.0
Salaries and benefits.......................................  3,536     40.1    4,011     41.4
Supplies....................................................  1,376     15.6    1,465     15.1
Other operating expenses....................................  1,718     19.4    1,901     19.7
Provision for doubtful accounts.............................    667      7.6      683      7.1
Depreciation and amortization...............................    574      6.5      620      6.4
Interest expense............................................    229      2.6      298      3.1
Equity in earnings of affiliates............................    (65)    (0.7)     (75)    (0.8)
Gains on sales of facilities................................   (257)    (2.9)      --       --
Impairment of long-lived assets.............................    160      1.8       --       --
Restructuring of operations and investigation-related
  costs.....................................................     60      0.7       69      0.7
                                                              ------   -----    ------   -----
                                                              7,998     90.7    8,972     92.7
                                                              ------   -----    ------   -----
Income from continuing operations before minority interests
  and income taxes..........................................    818      9.3      710      7.3
Minority interests in earnings of consolidated entities.....     28      0.3       38      0.4
                                                              ------   -----    ------   -----
Income from continuing operations before income taxes.......    790      9.0      672      6.9
Provision for income taxes..................................    362      4.1      280      2.8
                                                              ------   -----    ------   -----
Income from continuing operations...........................  $ 428      4.9    $ 392      4.1
                                                              ======   =====    ======   =====
Percentage change from prior year period:
  Revenues..................................................   (8.9)%            (1.5)%
  Income from continuing operations before income taxes.....   17.5             (52.1)
  Income from continuing operations.........................    9.1             (53.3)
  Admissions (a)............................................  (11.2)              0.8
  Equivalent admissions (b).................................  (12.7)              1.8
  Revenues per equivalent admission.........................    4.4              (3.3)
Same facility percentage change from prior year period (c):
  Revenues..................................................    3.4              (2.8)
  Admissions (a)............................................    1.8               0.3
  Equivalent admissions (b).................................    1.8               1.5
  Revenues per equivalent admission.........................    1.6              (4.2)

                                                                  YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------------
                                                        1998               1997               1996
                                                   ---------------    ---------------    ---------------
                                                   AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT    RATIO
                                                   -------   -----    -------   -----    -------   -----
Revenues.........................................  $18,681   100.0    $18,819   100.0    $18,786   100.0
Salaries and benefits............................    7,811    41.8      7,631    40.6      7,205    38.4
Supplies.........................................    2,901    15.5      2,722    14.5      2,655    14.1
Other operating expenses.........................    3,771    20.2      4,263    22.6      3,689    19.6
Provision for doubtful accounts..................    1,442     7.7      1,420     7.5      1,196     6.4
Depreciation and amortization....................    1,247     6.7      1,238     6.6      1,143     6.1
Interest expense.................................      561     3.0        493     2.6        488     2.6
Equity in earnings of affiliates.................     (112)   (0.6)       (68)   (0.4)      (173)   (0.9)
Gains on sales of facilities.....................     (744)   (4.0)        --      --         --      --
Impairment of long-lived assets..................      542     2.9        442     2.4         --      --
Restructuring of operations and investigation-
  related costs..................................      111     0.6        140     0.7         --      --
                                                   -------   -----    -------   -----    -------   -----
                                                    17,530    93.8     18,281    97.1     16,203    86.3
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations before minority
  interests and income taxes.....................    1,151     6.2        538     2.9      2,583    13.7
Minority interests in earnings of consolidated
  entities.......................................       70     0.4        150     0.8        141     0.7
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations before income
  taxes..........................................    1,081     5.8        388     2.1      2,442    13.0
Provision for income taxes.......................      549     3.0        206     1.1        981     5.2
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations................  $   532     2.8    $   182     1.0    $ 1,461     7.8
                                                   =======   =====    =======   =====    =======   =====
Percentage change from prior year:
  Revenues.......................................     (0.7)%              0.2%               9.7%
  Income from continuing operations before income
    taxes........................................    178.8              (84.1)              42.4
  Income from continuing operations..............    191.2              (87.5)              42.5
  Admissions (a).................................     (1.4)               1.0                6.8
  Equivalent admissions (b)......................     (1.1)               2.7                8.8
  Revenues per equivalent admission..............      0.3               (2.4)               0.8
Same facility percentage change from prior year
  (c):
  Revenues.......................................     (0.2)               1.1                6.6
  Admissions (a).................................      0.4                1.7                3.8
  Equivalent admissions (b)......................      1.4                3.5                5.8
  Revenues per equivalent admission..............     (1.5)              (2.3)               0.7

---------------

    (a) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume. Effective January 1, 1999, admissions were redefined to include level II nursery admissions. For 1997 and 1996, the level II nursery admissions are not available.

    (b) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume. Effective January 1, 1999, admissions were redefined to include level II nursery admissions. For 1997 and 1996, the level II nursery admissions are not available.

    (c) Same facility information excludes the operations of hospitals and their related facilities which were either acquired or divested during the current and prior period.

  Six Months Ended June 30, 1999 and 1998

     Income from continuing operations before income taxes increased 17.5% to $790 million in 1999 from $672 million in 1998 and pretax margins increased to 9.0% in 1999 from 6.9% in 1998. The increase in pretax income was primarily attributable to $257 million in gains on sales of facilities (an excess of $97 million in net gains over the $160 million in impairment charges recorded during the first six months of 1999) and an increase in the operating margin.

     Revenues decreased 8.9% to $8.8 billion in 1999 compared to $9.7 billion in 1998. Inpatient admissions decreased 11.2% from 1998 and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) decreased 12.7%. Revenues, admissions and equivalent admissions declined primarily as a result of the spin-offs of LifePoint and Triad and the sales of facilities. At June 30, 1999 we had 105 fewer hospitals and 58 fewer surgery centers than we had at June 30, 1998. On a same facility basis, revenues increased 3.4%, admissions increased 1.8% and equivalent admissions increased 1.8% from 1998. Revenues per equivalent admissions increased 4.4% from 1998 to 1999 and on a same facility basis increased 1.6% from 1998 to 1999. The sale of surgery centers (34 were sold during July 1998) contributed to the increase in revenue per equivalent admission being greater on a consolidated basis than the increase on a same facility basis.

     The decline in revenues was due to several factors, including decreases in Medicare rates of reimbursement mandated by the Budget Act which became effective October 1, 1997 (lowered 1999 revenues by approximately $60 million), continued increases in discounts from the growing number of managed care payers (managed care as a percentage of total admissions increased to 40% in 1999 compared to 38% during 1998) and a net decrease in the number of consolidating hospitals and surgery centers due to the spin-offs and sales of several facilities during 1999 and 1998.

     Salaries and benefits, as a percentage of revenues, decreased to 40.1% in 1999 from 41.4% in 1998. The increase in revenues per equivalent admission was a primary factor for the decrease. In addition, we were more successful in adjusting staffing levels to correspond with the equivalent admission growth rates (man hours per equivalent admission decreased slightly compared to 1998).

     Supply costs increased as a percentage of revenues to 15.6% in 1999 from 15.1% in 1998 as a result of an increase in the cost of supplies per equivalent admission due to the increasing costs of new technology and pharmaceuticals.

     Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes) decreased to 19.4% in 1999 from 19.7% in 1998 due to small decreases in several of these areas as a percentage of revenues.

     Provision for doubtful accounts, as a percentage of revenues, increased to 7.6% in 1999 from 7.1% in 1998 due to payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles). Management is unable to quantify the effects of this shift; however, the shift in payer mix is expected to continue and the provision for doubtful accounts is likely to remain at higher levels than in past years.

     Equity in earnings of affiliates decreased as a percentage of revenues to 0.7% in 1999 from 0.8% in 1998.

     Depreciation and amortization increased as a percentage of revenues to 6.5% in 1999 from 6.4% in 1998, primarily due to the increased capital expenditures related to ancillary services (such as outpatient services) and information systems. Capital expenditures in these areas generally result in shorter depreciation and amortization lives for the assets acquired than typical hospital acquisitions.

     Interest expense decreased to $229 million in 1999 compared to $298 million in 1998, primarily as a result of a decrease in average outstanding debt during 1999 compared to 1998. This was due to the restructuring of operations discussed earlier which has resulted in the receipt of a significant amount of cash proceeds in 1999 and the second half of 1998 which were used to pay down borrowings.

     During 1999 and 1998, respectively, we incurred $60 million and $69 million of costs in connection with the restructuring of operations and investigation-related costs. These costs included $42 million and $52 million in professional fees related to the restructuring of operations and investigations, $2 million and $4 million of severance costs and $16 million and $13 million in various other costs in 1999 and 1998, respectively.

     Minority interests decreased slightly as a percentage of revenues to 0.3% in 1999 from 0.4% in 1998.

     The increase in the effective income tax rate from 1998 to 1999 is primarily due to higher amounts of non-deductible intangible assets related to gains on sales of facilities and impairments of long-lived assets during the 1999 period.

     We have substantially completed the restructuring of our operations. Assuming the completion of the restructuring as of the beginning of the period, our remaining core assets had combined net income from continuing operations which decreased 11.0% to $361 million in 1999 from $406 million in 1998. Excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation-related costs, combined net income for our remaining core assets increased 6.8% to $476 million in 1999 from $446 million in 1998.

  Years Ended December 31, 1998 and 1997

     Revenues decreased 0.7% to $18.68 billion in 1998 compared to $18.82 billion in 1997, primarily as a result of the sales of facilities and declines in volumes. Inpatient admissions decreased 1.4% from 1997 and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) decreased 1.1%. On a same facility basis, revenues decreased 0.2%, admissions increased 0.4% and equivalent admissions increased 1.4% from 1997. The small decline in revenues, compared to the decline in equivalent admissions, resulted in a slight increase in revenue per equivalent admission of 0.3%. On a same facility basis, the decline in revenues compared to an increase in equivalent admissions resulted in a decline in revenues per equivalent admission of 1.5%. The increase in outpatient volume activity is primarily a result of the continuing trend of some services, previously provided in an inpatient setting, being converted to an outpatient setting.

     The decline in revenues was due to several factors including decreases in Medicare reimbursement rates mandated by the Budget Act, which became effective October 1, 1997 (lowered 1998 revenues by approximately $215 million), continued increases in discounts from the growing number of managed care payers (managed care as a percentage of total admissions increased to 39% in 1998 compared to 35% in 1997), delays experienced in obtaining Medicare cost report settlements (cost report filings and settlements resulted in favorable revenue adjustments of $37 million in 1998 compared to $43 million in 1997), and a net decrease in the number of consolidated hospitals and surgery centers since 1997 due to the sales of several facilities during 1998. We had 281 consolidated hospitals and 102 surgery centers at December 31, 1998 compared to 309 hospitals and 140 surgery centers at December 31, 1997.

     Income from continuing operations before income taxes increased 178.8% to $1.1 billion in 1998 from $388 million in 1997. Pretax margins increased to 5.8% in 1998 from 2.1% in 1997. The increase in pretax income was primarily attributable to gains on the sales of facilities and a small increase in the operating margin. Excluding the gains on sales of facilities, asset impairment charges and restructuring of operations and investigation-related costs, income from continuing operations before income taxes increased 2% to $990 million in 1998 from $970 million in 1997 and the pretax margin increased to 5.3% in 1998 from 5.2% in 1997. These increases were attributable to decreases in operating expenses as a percentage of revenues.

     Operating expenses increased as a percentage of revenues in almost every expense category, except other operating expenses, which declined 2.4% from 1997. The increases were primarily attributable to our inability to adjust expenses in line with the decreases experienced in revenues and reimbursement trends. Management's attention to the investigations, reactions by certain physicians and patients to the negative media coverage and management changes at several levels and locations contributed to our inability to implement changes to reduce operating expenses in response to the revenue declines.

     Salaries and benefits, as a percentage of revenues, increased to 41.8% in 1998 from 40.6% in 1997. The increase was due to a 3.4% increase in salaries and benefits per equivalent admission, which can be attributed to a 2.7% increase in labor cost per hour and a 0.5% increase in man-hours per equivalent admission.

     Supply costs increased as a percentage of revenues to 15.5% in 1998 from 14.5% in 1997 due to a 7.7% increase in the cost of supplies per equivalent admission, while revenues per equivalent admission increased only 0.3%.

     Other operating expenses (which includes contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance, marketing and non-income taxes) decreased as a percentage of revenues to 20.2% in 1998 from 22.6% in 1997. The decrease was due to small decreases in several of these expense categories as a percentage of revenues, including lower marketing costs being incurred due to the cancellation of a national branding campaign.

     Provision for doubtful accounts, as a percentage of revenues, increased to 7.7% in 1998 from 7.5% in 1997 due to internal factors such as computer information system conversions (including patient accounting systems) at certain facilities and external factors such as payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles) and increases in claim audits and remittance denials from certain payers. Management is unable to quantify the effects of each of these factors, but the shift in payer mix is expected to continue and the provision for doubtful accounts is likely to remain at higher levels than in past years (1996 and prior).

     Equity in earnings of affiliates increased slightly as a percentage of revenues to 0.6% in 1998 from 0.4% in 1997.

     Depreciation and amortization increased as a percentage of revenues to 6.7% in 1998 from 6.6% in 1997, primarily due to the slowdown in revenue growth and increased capital expenditures related to ancillary services (such as outpatient services) and information systems. Capital expenditures in these areas generally result in shorter depreciation and amortization lives for the assets acquired than typical hospital acquisitions.

     Interest expense increased to $561 million in 1998 compared to $493 million in 1997. A primary reason for the increased interest expense was an increase in the average interest rate on our borrowings. Our credit ratings were downgraded in both 1998 and 1997 and this caused a shift in credit sources from the commercial paper market to bank debt.

     During 1998, we recognized a pretax gain of $744 million ($365 million after-tax) on the sale of some hospitals and surgery centers. The gain includes a pretax gain of $570 million ($335 million after-tax) on the sale of 21 hospitals to a consortium of not-for-profit entities, a pretax gain of $203 million ($50 million after-tax) on the sale of 34 surgery centers, and a loss of $29 million ($20 million after-tax) on the sale of six hospitals and other facilities.

     During 1998, management approved a plan to divest a group of our medical office buildings. The divestiture is expected to be completed through either sales or the transfer of the medical office buildings to a joint venture in which we may maintain a minority interest. The carrying value for these medical office buildings, along with certain hospitals and other facilities expected to be sold, was reduced to fair value, based upon estimates of sales values resulting in a non-cash, pretax impairment charge of $542 million ($175 million of the total impairment charge was related to the medical office buildings).

     During 1997, we recorded $442 million of asset impairment charges. The charges primarily related to hospital and surgery center facilities to be sold or closed ($402 million) and physician practices ($40 million) where projected future cash flows were less than the carrying value of the related assets.

     We incurred $111 million and $140 million of costs during 1998 and 1997, respectively, in connection with the investigations and changes in management and business strategy. In 1998, these costs included $96 million in professional fees related to the investigations, $5 million in severance costs and $10 million in other costs. In 1997, these costs included $44 million in professional fees related to the investigations, $61 million in severance costs and $35 million in other costs.

     Minority interests decreased as a percentage of revenues to 0.4% in 1998 from 0.8% in 1997. The decrease in minority interest expense was attributable to declines in profitability in certain operations that have minority ownership and the sales during 1998 of certain minority owned operations (the majority of the 34 surgery centers that were sold during 1998 had minority owners).

     Income from continuing operations increased 191.2% to $532 million during 1998 compared to $182 million in 1997. Excluding the gains on sales of facilities, asset impairment charges, and restructuring of operations and investigation-related costs, income from continuing operations increased 4.3% to $590 million in 1998 from $565 million in 1997.

  Years Ended December 31, 1997 and 1996

     Income from continuing operations before income taxes declined 84.1% to $388 million in 1997 from $2.4 billion in 1996 and pretax margins decreased to 2.1% in 1997 from 13.0% in 1996. The decrease in pretax income was primarily attributable to the impairment charges on long-lived assets, restructuring of operations and investigation-related costs, a decline in revenue growth rates and decreases in the operating margin. Excluding the asset impairment charges and restructuring of operations and investigation-related costs, income from continuing operations before income taxes declined 60.3% to $970 million in 1997 from $2.4 billion in 1996 and pretax margins decreased to 5.2% in 1997 from 13.0% in 1996. The operating results declines, excluding the significant changes, were attributable to declines in revenue growth rates and increases in operating expenses as a percent of revenues.

     Revenues increased 0.2% to $18.82 billion in 1997 compared to $18.79 billion in 1996. Inpatient admissions increased 1.0% from 1996. On a same facility basis, revenues increased 1.1%, admissions increased 1.7% and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) increased 3.5% from 1996. The increase in outpatient activity is primarily a result of the continuing trend of some services, previously provided in an inpatient setting, being converted to an outpatient setting (average daily outpatient visits increased 7.1% in 1997 compared to 1996).

     The patient volume growth rates experienced in 1997 were less than the rates experienced in prior years, which management believes was due, in part, to the reactions of certain physicians and patients to the negative media coverage related to the ongoing governmental investigations and increased competition.

     The revenue growth rate in 1997 was less than experienced in prior years, which management believes was attributable to several factors, including divestitures of facilities (we had 10 fewer consolidated facilities at the end of 1997 compared to 1996), delays experienced in obtaining Medicare cost report settlements (cost report settlements resulted in favorable revenue adjustments of $43 million in 1997 compared to $242 million in 1996) and decreases in Medicare rates of reimbursement mandated by the Budget Act (lowered 1997 revenues by approximately $50 million). Also contributing to the decline were continued increases in discounts from the growing number of managed care payers, which required management to increase estimates for discounts from managed care payers. During 1997, managed care as a percentage of total admissions increased to 35% compared to 32% during 1996. Total net revenues per equivalent admission declined 2.4% to $6,486 in 1997 from $6,648 in 1996.

     Operating expenses increased as a percentage of revenues in every expense category. The increases, as described below, were primarily attributable to our inability during the third and fourth quarters of 1997 to adjust expenses on a timely basis in line with the decreases experienced in volume trends. Management attention to the investigations, reactions by certain physicians and patients to the negative media coverage and management changes at several levels and locations contributed to our inability to implement changes to reduce operating expenses in response to the volume and revenue growth rate declines.

     Salaries and benefits, as a percentage of revenues, increased to 40.6% in 1997 from 38.4% in 1996. The primary reason for the increase was the decline in revenues per equivalent admission. We were unable to adjust staffing on a timely basis corresponding with the declining equivalent admission growth rate.

     Supply costs increased as a percentage of revenues to 14.5% in 1997 from 14.1% in 1996 due to a decline in net revenue per equivalent admission while the cost of supplies remained relatively unchanged.

     Other operating expenses, as a percentage of revenues, increased to 22.6% in 1997 from 19.6% in 1996. The decrease was due, in part, to an increase in contract services as a percentage of revenues to 8.9% in 1997 from 7.6% in 1996, which resulted from payments to third parties on a fee basis for both new services and services previously performed by our employees. Included in other operating expenses in 1997 were costs associated with start-up activities which were previously capitalized and subsequently amortized. We changed our policy on accounting for start-up costs effective January 1, 1997, which resulted in approximately $106 million in other operating expenses for 1997, compared to such costs being capitalized and the related expense recorded as amortization expense during 1996. Also included in other operating expenses were professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes. There were no significant changes in any of these expenses as a percentage of revenues.

     Provision for doubtful accounts, as a percentage of revenues, increased to 7.5% in 1997 from 6.4% in 1996 due to internal factors such as computer information system conversions (including patient accounting systems) at various facilities and external factors such as payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles) and payer remittance slowdowns. The information system conversions hampered the business office billing functions and collection efforts in those facilities as some resources were directed to installing and converting systems and building new data files, rather than devoting full effort to billing and collecting receivables. We experienced an increased occurrence of charge audits from certain payers due to the negative publicity surrounding the government investigations, which resulted in delays in the collection of receivables.

     Equity in earnings of affiliates decreased as a percentage of revenues to 0.4% in 1997 from 0.9% in 1996, primarily due to decreased profitability at certain facilities acquired through joint ventures during 1995 and 1996. Offsetting the decreased profitability were increases in the number of facilities accounted for using the equity method of accounting. As of December 31,

1997, there were 27 hospitals and five freestanding surgery centers compared to 22 hospitals and four freestanding surgery centers at December 31, 1996.

     Depreciation and amortization increased as a percentage of revenues to 6.6% in 1997 from 6.1% in 1996, primarily due to the slowdown in revenue growth and increased capital expenditures related to ancillary services (such as outpatient services) and information systems. Capital expenditures in these areas generally result in shorter depreciation and amortization lives for the assets acquired than typical hospital acquisitions. Included in the overall increase in depreciation and amortization was a decrease in amortization during 1997 related to our new policy of expensing start-up costs through operating expenses rather than capitalizing and expensing through amortization.

     Interest expense increased to $493 million in 1997 compared to $488 million in 1996, primarily as a result of an increase in the average outstanding debt during 1997 compared to 1996. This was due, in part, to the additional debt incurred in 1997 related to our $1.0 billion common stock repurchase program. The interest expense associated with the increase in debt related to the Value Health Merger has been allocated to "Discontinued operations" and is therefore not included in interest expense from continuing operations.

     During 1997, we recorded $442 million of asset impairment charges. The charges primarily related to hospital and surgery center facilities to be sold or closed ($402 million) and physician practices where projected future cash flows were less than the carrying value of the related assets ($40 million).

     We incurred $140 million of costs during 1997 in connection with the investigations and changes in management and business strategy. These costs included $44 million in professional fees related to the investigations, $61 million in severance costs and $35 million in other costs.

     Minority interests increased slightly as a percentage of revenues to 0.8% in 1997 from 0.7% in 1996.

     Income from continuing operations decreased 87.5% to $182 million during 1997 compared to $1.5 billion in 1996. Excluding the asset impairment charges, restructuring of operations and investigation-related costs, income from continuing operations declined 61.3% to $565 million in 1997 from $1.5 billion in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by continuing operating activities totaled $401 million during the first six months of 1999 compared to $1.0 billion during the first six months of 1998. The decrease was primarily due to a $350 million federal income tax refund received during 1998 related to excess estimated payment amounts made during 1997. Cash provided by continuing operating activities totaled $1.9 billion for the year ended December 31, 1998 compared to $1.5 billion for the year ended December 31, 1997. The increase from 1997 to 1998 was primarily due to the loss incurred from continuing operations during 1997 and the $350 million federal income tax refund.

     Cash provided by investing activities increased to $1.4 billion in the first six months of 1999, compared to cash used in investing activities of $89 million during the first six months of 1998. The increase was due to proceeds from the disposition of hospitals and other health care facilities of $624 million and the spin-offs of LifePoint and Triad to stockholders of $886 million in the first six months of 1999 compared with $66 million in proceeds from asset sales in 1998. During 1999, cash flows from the changes in investments were $548 million (including repayment by a nonconsolidated joint venture of our advances of approximately $330 million) compared with cash used of $107 million in 1998. Cash provided by investing activities increased to $1.0 billion for the year ended December 31, 1998, compared to cash used in investing activities of $2.7 billion for the year ended December 31, 1997 and $2.2 billion for the year ended December 31, 1996. The increase was primarily due to proceeds from the sales of certain discontinued operations of $718 million in 1998 and proceeds from the disposition of hospitals and other health care entities of $2.1 billion in 1998 compared to $212 million in 1997 and $166 million in 1996. Also in 1998, cash flows from discontinued operations resulted in a $41 million use of cash, compared to an approximately $1.2 billion use of cash in 1997 to complete the Value Health acquisition.

     Cash flows used in financing activities totaled approximately $2.0 billion in the first six months of 1999 compared to approximately $1.0 billion in the first six months of 1998. The excess of cash flows from operations and cash provided by investing activities was primarily used to repurchase our common stock (approximately $2.0 billion) during the first six months of 1999. Cash flows used in financing activities totaled approximately $2.7 billion for the year ended December 31, 1998, compared to cash provided by financing activities of $1.3 billion for the year ended December 31, 1997 and cash flows used in financing activities of $489 million for the year ended December 31, 1996. The cash flows provided by continuing operating activities and investing activities were primarily used to pay down debt during 1998. During 1997, we repurchased approximately 29 million shares of our common stock pursuant to our $1.0 billion stock repurchase program announced and completed in 1997. The repurchase was funded by the issuance of long-term debt, commercial paper and bank borrowings. During 1996, the excess of cash flows provided by continuing operating activities over cash used in investing activities was used to pay down long-term debt and commercial paper borrowings.

     Working capital totaled $357 million as of June 30, 1999, compared to $304 million at December 31, 1998. At June 30, 1999, included in current liabilities was $500 million under the $1.0 billion senior interim term loan agreement, which is scheduled for payment at the end of the third quarter of 1999. At December 31, 1998, included in current liabilities was $741 million outstanding under our former 364-day revolving credit facility which was repaid during the first quarter of 1999.

     Excluding acquisitions, capital expenditures were $690 million during the first six months of 1999 compared to $666 million for the same period in 1998. Planned capital expenditures in 1999 are expected to approximate $1.2 billion. Management believes that our capital expenditure program is adequate to expand, improve and equip our existing health care facilities.

     We have various agreements with joint venture partners whereby the partners have an option to sell or "put" their interests in the joint venture back to us within specific periods at fixed prices or prices based on certain formulas. The combined put price under all such agreements was approximately $500 million at June 30, 1999. We cannot predict if, or when, our joint venture partners will exercise such options (no put options have been exercised between December 31, 1998 and June 30, 1999).

     During the first quarter of 1998, the IRS issued guidance regarding certain tax consequences of joint ventures between for-profit and not-for-profit hospitals. We have not determined the impact of the tax ruling on our existing joint ventures and are continuing to consult with our joint venture partners and tax advisers to develop appropriate courses of action. The tax ruling could require the restructuring of certain joint ventures with not-for-profits or influence the exercise of the put agreements by our joint venture partners.

     During the first quarter of 1999, in connection with our share repurchase programs, we entered into a Letter of Credit Agreement with the United States Department of Justice. As part of the agreement, we provided the government with letters of credit totaling $1 billion. The agreement also provided that our share repurchase program announced in February 1999 could be completed, at our discretion, through open market purchases, privately negotiated transactions or through a series of accelerated or forward purchase contracts. We and the government acknowledge that the amount in the agreement is not based upon the amount or expected amount of any potential settlement, and the agreement does not constitute an admission of liability by us.

     Management believes that cash flows from operations, amounts available under our bank revolving credit facility, proceeds from expected asset sales and proceeds from the sale of the Notes offered in this prospectus supplement will be sufficient to meet expected liquidity needs during the remainder of 1999.

     The resolution of the government investigations and the various lawsuits and legal proceedings could result in substantial liabilities. At this time, we cannot reasonably estimate the timing or amounts of the ultimate liabilities; however, it is possible that results of operations, financial position and liquidity could be materially adversely affected upon the resolution of certain of these contingencies. See "Description of Business -- Investigations and Litigation."

IMPACT OF YEAR 2000 COMPUTER ISSUES

     We have dedicated substantial resources to address the impact of the Year 2000 problem. We have engaged all relevant aspects of the organization in a coordinated effort to address the Year 2000 problem and to minimize the chance of an interruption to our operations or impact to patient safety and health. The Year 2000 problem is the result of two potential malfunctions that could have an impact on our systems and equipment. The first problem arises due to computers being programmed to use two rather than four digits to define the applicable year. The second problem arises in embedded chips, where microchips and microcontrollers have been designed using two rather than four digits to define the applicable year. Certain of our computer programs, building infrastructure components (e.g., alarm systems and HVAC systems) and medical devices that are date sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. If uncorrected, the problem could result in computer system and program failures that could result in a disruption of business operations or equipment and medical device malfunctions that could affect patient diagnosis and treatment.

     With respect to the information technology (IT) systems portions of our Year 2000 project, which address the inventory, assessment, remediation, testing and implementation of internally developed software, we identified various software applications that were addressed on separate time lines. We have completed testing and remediating these software applications. We have completed the assessment of mission critical third party software (i.e., that software which is essential for day-to-day operations) and have developed testing and implementation plans with separate time lines. We have completed and placed into production 99% of software applications for internally developed and mission critical third party software. Testing, remediation and implementation of various software applications for certain of our related subsidiaries are scheduled to be completed in the fourth quarter of 1999 and should not have a material effect on our readiness. The IT systems portion of our Year 2000 project is currently on schedule.

     With respect to the IT infrastructure portion of our Year 2000 project, we have undertaken a program to inventory, assess and correct, replace or otherwise address impacted, vendor-supplied products (hardware, systems software, business software, and telecommunication equipment). We have implemented a program to contact vendors, analyze information provided, and to remediate, replace or otherwise address IT products that pose a material Year 2000 impact. We had anticipated completion of the IT infrastructure portion of our program by September 30, 1999. Due to certain delays in implementation at a number of our facilities being remediated, we currently anticipate completion of the IT infrastructure portion of our program in the fourth quarter of 1999.

     We presently believe that with modifications to existing software or the installation of upgraded software under the IT infrastructure portion, the Year 2000 will not pose material operational problems for our computer systems. However, if we do not accomplish these modifications or upgrades in a timely manner, Year 2000 related failures may present a material adverse impact on our operations.

     With respect to the non-IT infrastructure portion of our Year 2000 project, we have undertaken a program to inventory, assess and correct, replace or otherwise address impacted vendor products, medical equipment and other related equipment with embedded chips. We have implemented a program to contact vendors, analyze information provided, and to remediate, replace or otherwise address devices or equipment that pose a material Year 2000 impact. We had anticipated completion of the non-IT infrastructure portion of our program by September 30, 1999. Due to certain delays in implementation at a number of our facilities being remediated, we currently anticipate completion of the non-IT infrastructure portion of our program in the fourth quarter of 1999.

     We are prioritizing our non-IT infrastructure efforts by focusing on equipment and medical devices that will have a direct impact on patient care. We are directing substantial efforts to repair, replace, upgrade or otherwise address this equipment and these medical devices in order to minimize risk to patient safety and health. We are relying on information provided to us by equipment and medical device manufacturers regarding the Year 2000 status of their products. While we are attempting to evaluate information provided by our previous and current vendors, there can be no assurance that in all instances the vendors are providing accurate information. We also cannot in all instances guarantee that the repair, replacement or upgrade of all non-IT infrastructure systems will occur on a timely basis or that these repairs, replacements or upgrades will avoid all Year 2000 problems.

     We have initiated communications with our major third party payers, including government payers and intermediaries. We rely on these entities for accurate and timely reimbursement of claims, often through the use of electronic data interfaces. We have not received assurances that these interfaces will be timely converted. Because certain payers have refused or are not ready to test with our systems, testing with payers and intermediaries will continue through the end of 1999. Failure of these third party systems could have a material adverse affect on our cash flow and results of operations.

     We also have initiated communications with our mission critical suppliers and vendors (i.e., those suppliers and vendors whose products and services are essential for day-to-day operations) to verify their ability to continue to deliver goods and services through the Year 2000. We have not received assurances from all mission critical suppliers and vendors that they will be able to continue to deliver goods and services through the Year 2000, but we are continuing our efforts to obtain such assurances. Failure of these third parties could have a material impact on our operations and/or our ability to provide health care services.

     With the assistance of external resources, we have undertaken the development of contingency plans in the event that our Year 2000 efforts, or the efforts of third parties upon which we rely, are not accurately or timely completed. We have developed a contingency planning methodology and will implement contingency plans throughout 1999.

     While we are developing contingency plans to address possible failure scenarios, we recognize that there are "worst case" scenarios that may develop and are largely outside our control. We recognize the risks associated with extended infrastructure (power, water, telecommunications) failure, the interruption of insurance and other payments and the failure of equipment or software that could impact patient safety or health, despite the assurances of third parties. We are addressing these and other failure scenarios in our contingency planning effort and are engaging third parties in discussions regarding how to manage common failure scenarios, but we cannot currently estimate the likelihood or the potential cost of such failures. Currently, we do not believe that any reasonably likely worst case scenario will have a material impact on our revenues or operations. Those reasonably likely worst case scenarios include continued expenditures for remediation, continued expenditures for replacement or upgrade of equipment, continued efforts regarding contingency planning, increased staffing for the periods immediately preceding and after January 1, and possible payment delays from our payers.

     The Year 2000 project is currently estimated to have a minimum total cost of $86 million, of which we have incurred $19 million in the first six months of 1999. Cumulatively, we have incurred $76 million of costs related to the Year 2000 project. The estimate does not include payroll costs for certain internal employees, because these costs are not separately tracked.

Previously, we were not able to reasonably estimate the cost to be incurred for the remediation, upgrade and replacement of our impacted, non-IT infrastructure systems and equipment. We currently estimate the ultimate cost to be incurred for the remediation, upgrade and replacement of our impacted non-IT infrastructure systems and equipment to be approximately $80 million, which is in addition to the above estimated minimum total costs of $86 million. We recognize that the total cost may increase as we complete our assessment and remediation of non-IT infrastructure systems and equipment. This increase could be material. We will expense the majority of the costs related to the Year 2000 project (except the cost of new equipment) as incurred. We expect to fund these costs through operating cash flows.

     The costs of the project and estimated completion dates for the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantees that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to locate and correct all relevant computer codes and all medical equipment.

HEALTH CARE REFORM

     In recent years, an increasing number of legislative proposals have been introduced or proposed to Congress and in some state legislatures that would significantly affect health care systems in our markets. The cost of certain proposals would be funded in significant part by reduction in payments by government programs, including Medicare and Medicaid, to health care providers (similar to the reductions incurred as part of the Budget Act as previously discussed). While we are unable to predict which, if any, proposals for health care reform will be adopted, there can be no assurance that proposals adverse to our business will not be adopted.

PENDING IRS DISPUTES

     We are currently contesting before the United States Tax Court and the United States Court of Federal Claims certain claimed deficiencies and adjustments proposed by the IRS in conjunction with its examination of our 1994 federal income tax return, Columbia Healthcare Corporation's 1993 and 1994 federal income tax returns, HCA-Hospital Corporation of America, Inc.'s 1981 through 1998 and 1991 through 1993 federal income tax returns and Healthtrust, Inc. -- The Hospital Company's 1990 through 1994 federal income tax returns. The IRS is claiming an additional $360 million in income taxes and interest through June 30, 1999.

     We expect to receive a Statutory Notice of Deficiency in connection with the IRS examination of our 1995 and 1996 federal income tax returns during the fourth quarter of 1999. We anticipate filing a petition with the Tax Court contesting claimed deficiencies and proposed adjustments included in the Statutory Notice during the first quarter of 2000. Because the 1995-96 IRS examination has not been completed, we are presently unable to estimate the amount of any additional income tax and interest that the IRS may claim.

     Tax Court decisions received in 1996 and 1997 related to HCA's 1981 through 1988 federal income tax returns may be appealed by the IRS or us to the United States Court of Appeals, Sixth Circuit. We expect any decisions regarding the appeal of these rulings to be made during 1999.

     We believe that adequate provisions have been recorded to satisfy final resolution of the disputed issues. We believe that we, Columbia Healthcare Corporation, HCA and Healthtrust properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS during previous examinations and that final resolution of these disputes will not have a material adverse effect on our results of operations or financial position.

                            DESCRIPTION OF BUSINESS

OVERVIEW

     Columbia/HCA Healthcare Corporation is a holding company whose affiliates own and operate hospitals and related health care entities. At June 30, 1999, these affiliates owned and operated 204 hospitals and 81 outpatient surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate 16 hospitals and four outpatient surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our hospitals provide a comprehensive array of services including internal medicine, cardiology, oncology, obstetrics, general surgery, neurosurgery and orthopedics, as well as diagnostic and emergency services. We also provide outpatient and ancillary services through our acute care hospitals and outpatient facilities, including outpatient surgery and diagnostic centers, rehabilitation, and other facilities. We operate preferred provider organizations in 46 states.

RESTRUCTURING AND REORGANIZATION

     In 1997 we encountered significant challenges and changes. The hospital industry was adversely affected by Medicare reimbursement reductions resulting from the Balanced Budget Act of 1997, increased managed care penetration and increased government scrutiny of hospital operations. In addition, we learned that we were the subject of a federal investigation related to government reimbursement programs. The investigation was subsequently expanded in July 1997 to include billing practices, home health operations, relationships with physicians, diagnosis-related group coding and Medicare cost report preparation.

     In response to these industry and governmental challenges, we installed new senior management, redefined our objectives and business practices and initiated a substantial restructuring plan designed to properly align Columbia/HCA in this new environment. Dr. Thomas F. Frist, Jr., who was serving as our Vice Chairman, was named Chairman of the Board and Chief Executive Officer. Dr. Frist implemented a new corporate strategy emphasizing a renewed focus on a values-based corporate culture, operations rather than acquisitions, local community focus and the highest quality care.

     Based on a comprehensive review of our business portfolio, we developed a restructuring plan in which we identified non-strategic segments and assets for divestiture. Since 1997, we have sold or spun-off 111 hospitals and 54 surgery centers in non-strategic locations, substantially all of our home health operations and various other non-core assets, for total proceeds of approximately $4.4 billion. We used the proceeds to repay a portion of our outstanding indebtedness and to repurchase shares of our common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to provide the communities we serve with a comprehensive array of quality health care services in the most cost-effective manner and to enhance financial performance by increasing utilization of, and improving operating efficiencies in, our facilities. We will accomplish this objective by implementing the following strategies:

     - FOCUS ON STRONG ASSETS IN SELECT, CORE COMMUNITIES: We are focusing on communities where we are or can be the number one or number two health care provider. To achieve this goal, management initiated a comprehensive restructuring process in 1997 that has transformed us into a smaller, more focused company. This restructuring allows us to focus our efforts on our core communities, which are typically located in urban areas characterized by highly integrated health care facility networks. During 1998 and 1999, we sold or spun-off 111 hospitals and 54 surgery centers in non-strategic locations, substantially all of our home health operations and various other non-core assets. We intend to continue to optimize core assets through additional divestitures and selected acquisitions and capital expenditures.

     - DEVELOP COMPREHENSIVE LOCAL HEALTH CARE NETWORKS WITH A BROAD RANGE OF HEALTH CARE SERVICES: We seek to operate each of our facilities as part of a network with other health care facilities that we own or operate within a common region. We believe that by being a comprehensive provider of quality health care services in selected communities, we will be better able to attract and serve patients and physicians.

     - GROW THROUGH INCREASED PATIENT VOLUME, EXPANSION OF SPECIALTY AND OUTPATIENT SERVICES AND SELECTIVE ACQUISITIONS: We intend to identify opportunities in areas where demand for comprehensive health services is not adequately met. We believe that expansion of specialty services will strengthen our health care delivery networks and attract new patients. To support this expansion, we plan to actively recruit additional specialists. Recognizing that the shift from inpatient to outpatient care is likely to continue, we intend to enhance the access to and the capabilities of our outpatient services by devoting additional capital resources to outpatient facilities.

     - IMPROVE OPERATING EFFICIENCIES THROUGH ENHANCED COST MANAGEMENT AND RESOURCE UTILIZATION: We have initiated several measures to improve the financial performance of our facilities. To reduce labor costs, we implemented in many communities a flexible staffing model whereby hospital units are staffed at the lowest demand level and additional staff is accessed through shared pools of caregivers. To curtail supply cost, we formed a new group purchasing organization that allows us to achieve better pricing in negotiating purchasing and supply contracts. In addition, as we grow in our select core markets, we will continue to benefit from economies of scale, including supply chain efficiencies and volume discount cost savings. We will also be able to reduce operating costs by sharing certain services among several facilities in the same market and will be better positioned to work with health maintenance organizations, preferred provider organizations and employers.

     - RECRUIT AND DEVELOP STRONG RELATIONSHIPS WITH PHYSICIANS: We plan to actively recruit physicians to enhance patient care and fulfill the needs of the communities we serve. We believe that recruiting and retaining motivated physicians is essential to being a premier provider of health care services. We believe our quality initiatives enhance our competitive position when recruiting and attracting physicians.

     - STREAMLINE AND DECENTRALIZE MANAGEMENT CONSISTENT WITH OUR LOCAL
       FOCUS: Our strategy to streamline and decentralize our management structure affords management of our remaining core facilities greater flexibility to make decisions that are specific to their respective local communities. This, in turn, leads to a smoother, less hierarchical operating structure and creates a more nimble, responsive organization.

     - EFFECTIVELY ALLOCATE CAPITAL IN ORDER TO MAXIMIZE RETURN: We carefully evaluate investment opportunities and invest in projects that add to our primary objective of providing comprehensive, high-quality health care services in the most cost-effective manner. We maintain and replace equipment, renovate and construct replacement facilities and add new services to increase the attractiveness of our hospitals and other facilities to patients and physicians. In addition, we evaluate acquisitions that complement our strategies and assess opportunities to enhance stockholder value, including repayment of indebtedness and stock repurchases.

     - REINFORCE OUR "PATIENTS FIRST" PHILOSOPHY AND OUR COMMITMENT TO ETHICS AND COMPLIANCE: We are committed to a values-based corporate culture that prioritizes the care and improvement of human life above all else. The values highlighted by our corporate culture--compassion, honesty, integrity, fairness, loyalty, respect and kindness--are the cornerstone of our company. To reinforce our dedication to these values and to ensure integrity in all that we do, we have developed and implemented a comprehensive ethics and compliance program that articulates a high set of values and behavioral standards. We believe that this program has reinforced our dedication to excellent patient care in a concrete way.

HEALTH CARE FACILITIES

     We currently own, manage or operate hospitals, ambulatory surgery centers, diagnostic centers, cardiac rehabilitation centers, physical therapy centers, radiation oncology centers, comprehensive outpatient rehabilitation centers and various other programs.

     At June 30, 1999, we, either directly or through joint ventures, operated 220 hospitals with 47,837 licensed beds. Most of our general acute care hospitals provide medical and surgical services, including inpatient care, intensive and cardiac care, diagnostic services and emergency services. The general acute care hospitals also provide outpatient services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. A local advisory board, which usually includes members of the hospital's medical staff, generally makes recommendations concerning the medical, professional and ethical practices at each hospital and monitors such practices. However, the hospital is ultimately responsible for ensuring that these practices conform to established standards. When we acquire a hospital, we establish quality assurance programs to support and monitor quality of care standards and to meet accreditation and regulatory requirements. We monitor patient care evaluations and other quality of care assessment activities on a continuing basis.

     Like most hospitals, our hospitals do not engage in extensive medical research and medical education programs. However, some of our hospitals have an affiliation with medical schools, including the clinical rotation of medical students.

     We also operate other outpatient or related health care facilities including ambulatory surgery centers, diagnostic centers, outpatient physical therapy/rehabilitation centers, outpatient radiation therapy centers, cardiac rehabilitation centers and skilled nursing services. These outpatient and related services are an integral component of our strategy to develop a comprehensive health care network in each of our target markets.

     In addition to providing capital resources, we make available a variety of management services to our health care facilities, most significantly ethics and compliance programs, national supply and equipment purchasing and leasing contracts, accounting, financial and clinical systems, governmental reimbursement assistance, construction planning and coordination, information systems, legal counsel, personnel management and internal auditing services.

SOURCES OF REVENUE

     Hospital revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary significantly depending on the type of service (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital. We have experienced an increase in the percentage of patient revenues attributable to outpatient services. This increase is primarily the result of advances in technology (which allow more services to be provided on an outpatient basis), acquisitions of additional outpatient facilities and increased pressures from Medicare, Medicaid, HMOs, PPOs, employers and insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis.

     We receive payment for patient services from the federal government primarily under the Medicare program, state governments under their respective Medicaid programs, HMOs, PPOs and other private insurers, as well as directly from patients. The approximate percentages of patient revenues from continuing operations of our facilities from these sources during the periods specified below were as follows:

                                              SIX MONTHS
                                                 ENDED          YEAR ENDED
                                               JUNE 30,        DECEMBER 31,
                                              -----------   ------------------
                                              1999   1998   1998   1997   1996
                                              ----   ----   ----   ----   ----
Medicare....................................   30%    32%    30%    34%    35%
Medicaid....................................    6      6      6      6      6
Managed care and other discounted...........   35     30     32     28     25
Other sources...............................   29     32     32     32     34
                                              ---    ---    ---    ---    ---
          Total.............................  100%   100%   100%   100%   100%
                                              ===    ===    ===    ===    ===

     Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a federal-state program administered by the states which provides hospital benefits to qualifying individuals who are unable to afford care. Substantially all of our hospitals are certified as providers of Medicare and Medicaid services. Amounts received under the Medicare and Medicaid programs are generally significantly less than the hospital's customary charges for the services provided.

     To attract additional volume, most of our hospitals offer discounts from established charges to certain large group purchasers of health care services, including Blue Cross, other private insurance companies, employers, HMOs, PPOs and other managed care plans. Blue Cross is a private health care program that funds hospital benefits through independent plans that vary in each state. These discount programs limit our ability to increase charges in response to increasing costs. Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some Blue Cross plans, HMOs or PPOs, but are responsible to the extent of any exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or business payers.

INVESTIGATIONS AND LITIGATION

     In March 1997, federal authorities searched various facilities of our El Paso, Texas operations pursuant to search warrants, and the government removed various records and documents. In February 1998, also in El Paso, an additional warrant was executed and a single computer was seized. In July 1997, numerous facilities and offices affiliated with Columbia/HCA were searched pursuant to search warrants issued by the United States District Court in various states. During July, September and November 1997, we were also served with subpoenas requesting records and documents related to laboratory billing and DRG coding in various states and home health operations in various jurisdictions, including, but not limited to, Florida. In January 1998, we received a subpoena which requested records and documents relating to physician relationships. In June 1999, Columbia Home Care Group received a subpoena seeking records related to home health operations.

     In July 1997, the United States District Court for the Middle District of Florida, in Fort Myers, issued an indictment against three employees of one of our subsidiaries. The indictment related to the alleged false characterization of interest payments on certain debt resulting in Medicare and CHAMPUS (TRICARE) overpayments since 1986 to Fawcett Memorial Hospital, a Port Charlotte, Florida hospital that we acquired in 1992. We were served with subpoenas for various records and documents. A fourth employee of one of our subsidiaries was indicted in July 1998 by a superseding indictment. The trial of this matter resulted in guilty verdicts against two employees and an acquittal of another employee. A mistrial was declared as to the other employee.

     In addition, several affiliated hospital facilities in various states have received individual federal and/or state government inquiries, both informal and formal, requesting information related to reimbursement from government programs.

     In general, we believe that the United States Department of Justice and other federal and state governmental authorities are investigating certain acts, practices or omissions in which we are alleged to have engaged with respect to Medicare, Medicaid and CHAMPUS patients regarding (a) allegedly improper DRG coding (commonly referred to as "upcoding") relating to bills submitted for medical services, (b) allegedly improper outpatient laboratory billing (e.g., unbundling of services and medically unnecessary tests), (c) inclusion of allegedly improper items in cost reports submitted as a basis for reimbursement under Medicare, Medicaid and similar government programs, (d) arrangements with physicians and other parties that allegedly violate certain federal and state laws governing fraud and abuse, anti-kickback and "Stark" laws and (e) allegedly improper acquisitions of home health care agencies and allegedly excessive billing for home health care services.

     We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the scope of the ongoing investigations, we expect additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

     We are also the subject of a formal order of investigation by the SEC. We understand that the SEC investigation relates to the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     Columbia/HCA is a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that Columbia/HCA and certain subsidiaries and/or affiliated partnerships violated the False Claims Act, 31 U.S.C. sec.. 3729 et seq., for improper claims submitted to the government for reimbursement, as well as improper payments for physician referrals. The lawsuits generally seek three times the amount of damages caused to the United States by the submission of any Medicare or Medicaid false claims presented by the defendants to the federal government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. To our knowledge, the government has intervened in five unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware.

     Columbia/HCA is a defendant in a number of other suits, which allege, in general, improper and fraudulent billing, coding, claims and overcharging. Some of the suits have been conditionally certified as class actions.

     We are also subject to claims and suits by patients and others arising in the ordinary course of business, including claims for personal injuries or for wrongful restriction of, or interference with, physicians' staff privileges.

     We are not able to predict the outcome or quantify effects that the ongoing investigations, the initiation of additional investigations, if any, and the related media coverage will have on our financial condition and results of operations in future periods. If we are found to have violated federal or state laws relating to Medicare, Medicaid or similar programs, we could be subject to substantial monetary fines, civil and criminal penalties, and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any sanctions or losses could have a material adverse effect on our financial position and results of operations.

     For more information regarding these investigations and suits, see our Annual Report on Form 10-K for the year ended December 31, 1998, "Part II, Item
1. Legal Proceedings" contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and our Current Report on Form 8-K dated September 13, 1999, incorporated by reference in this prospectus supplement and the attached prospectus.

                                   MANAGEMENT

     The following are certain key members of our management:

NAME                                 AGE               POSITION(S)
----                                 ---               -----------
Thomas F. Frist, Jr., M.D..........  60    Chairman of the Board and Chief
                                             Executive Officer
Jack O. Bovender, Jr...............  53    President and Chief Operating
                                             Officer
David G. Anderson..................  52    Senior Vice President -- Finance
                                             and Treasurer
Richard M. Bracken.................  46    President -- Western Group
Victor L. Campbell.................  52    Senior Vice President
Jay F. Grinney.....................  48    President -- Eastern Group
R. Milton Johnson..................  42    Senior Vice President and
                                             Controller
Robert A. Waterman.................  45    Senior Vice President and General
                                             Counsel

     Thomas F. Frist, Jr., M.D. has served as Chairman of the Board and Chief Executive Officer since July 1997. Previously, he served as Vice Chairman of the Board from April 1995 until July 1997. From February 1994 to April 1995, he was Chairman of the Board. Dr. Frist was Chairman of the Board, President and Chief Executive Officer of HCA -- Hospital Corporation of America from 1988 to February 1994.

     Jack O. Bovender, Jr. has served as President and Chief Operating Officer since August 1997. From April 1994 to August 1997, he was retired after serving as Chief Operating Officer of HCA -- Hospital Corporation of America from 1992 until 1994. Prior to 1992, Mr. Bovender held several senior level positions with HCA -- Hospital Corporation of America.

     David G. Anderson has served as Senior Vice President -- Finance and Treasurer since July 1999. From September 1993 until July 1999, he served as Vice President -- Finance and was elected to the additional position of Treasurer in November 1996. From March 1993 until September 1993, Mr. Anderson served as Vice President -- Finance and Treasurer of Galen Health Care, Inc. From July 1988 to March 1993, Mr. Anderson served as Vice President -- Finance and Treasurer of Humana Inc.

     Richard M. Bracken has served as President -- Western Group since August 1997. From January 1995 to August 1997, Mr. Bracken served as President of the Pacific Division. From July 1993 to December 1994, he served as President of Nashville Healthcare Network, Inc. From December 1981 to June 1993, he served in various hospital Chief Executive Officer and Administrator positions with HCA -- Hospital Corporation of America.

     Victor L. Campbell has served as Senior Vice President since February 1994. Prior to that time, Mr. Campbell served as HCA -- Hospital Corporation of America's Vice President for Investor, Corporate and Government Relations. Mr. Campbell joined HCA -- Hospital Corporation of America in 1972. Mr. Campbell is currently a director of the Federation of American Health Systems and the American Hospital Association.

     Jay F. Grinney has served as President -- Eastern Group since May 1996. From October 1993 to May 1996, Mr. Grinney served as President of the Greater Houston Division. From November 1992 to October 1993, Mr. Grinney served as Chief Operating Officer of the Houston Region.

     R. Milton Johnson has served as Senior Vice President and Controller since July 1999. From November 1998 until July 1999 he served as Vice President and Controller. Prior to that time,

Mr. Johnson served as Vice President -- Tax from May 1995 to October 1998 and as Director of Tax of Healthtrust, Inc. -- The Hospital Company from September 1987 to April 1995.

     Robert A. Waterman has served as Senior Vice President and General Counsel since November 1997. Mr. Waterman served as a partner in the law firm of Latham & Watkins from September 1993 to October 1997; he was also Chair of the firm's healthcare group during 1997. Prior to September 1993, Mr. Waterman was a partner in the law firm of McCutchen, Doyle, Brown & Enersen, LLP.

                            DESCRIPTION OF THE NOTES

     The Notes being offered will be issued under an indenture, dated as of December 16, 1993, between Columbia/HCA Healthcare Corporation and The First National Bank of Chicago, who will act as the Trustee. A form of the indenture is filed as an exhibit to the registration statement, of which the accompanying prospectus is a part. The following is a summary of certain provisions of the indenture and of the Notes (or debt securities, as they are referred to in the accompanying prospectus). This summary does not purport to be complete and is subject to, and qualified by, the indenture.

     The Notes being offered are limited to $          aggregate principal
amount. The Notes will mature on                , 200  . The Notes will bear
interest at the rate per year shown on the cover of this prospectus supplement, computed on the basis of a 360-day year of twelve 30-day months. The period
during which the Notes will earn interest will begin on                , 199
or from the most recent interest payment date to which interest has been paid or
provided for. The interest will be payable twice a year on                and
               of each year, beginning on                , 2000. Interest
payable on any Note that is punctually paid or duly provided for on any interest payment date shall be paid to the person in whose name such Note is registered
at the close of business on                and                , as the case may
be, preceding such interest payment date. Payment of interest may be made at our option by checks mailed to the registered holders of the Notes.

     The Notes will be issued in book-entry form only.

     Several banks and other financial institutions have provided us with a $2 billion credit facility under the Agreement and Amendment dated as of February 26, 1997, as amended. We will be in default under the Notes if a default occurs under that agreement (as it may be amended, modified, extended, renewed or replaced from time to time) and that default results in an acceleration of the maturity of our indebtedness under that agreement. A declaration of the acceleration of the maturity of the Notes for this reason is subject to annulment if the default that caused acceleration of the indebtedness under the agreement is cured or waived and the Trustee is given notice of the cure or waiver within sixty (60) days of the declaration. We do not need the consent of the holders of the Notes to enter into any amendment, modification, extension, renewal or replacement of the agreement.

     More detailed information regarding the terms of the Notes can be found in the prospectus under the heading "Description of the Debt Securities."

BOOK-ENTRY SYSTEM

     The Depository Trust Company, New York, New York, will act as the Depositary for the Notes. The Notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depositary. The provisions described under "Description of the Debt Securities -- Book-Entry System" in the accompanying prospectus will be applicable to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised us and the Underwriters that it is:

     - a limited purpose trust company organized under the New York Banking Law,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the United States Federal Reserve System,

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended.

     The Depositary holds securities, such as the Notes, deposited by its direct participants. The Depositary also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. These entities are known as indirect participants. The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

     Principal and interest payments on the Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the global securities. Under the terms of the Notes, we and the Trustee will treat the persons in whose names the Notes are registered as the owners of the Notes for the purpose of receiving payment of principal and interest on them and for all other purposes whatsoever. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the global securities to owners of beneficial interests in the global securities. The Depositary has advised us and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such direct and indirect participants and not of the Depositary, the Trustee, or Columbia/HCA, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Trustee or Columbia/HCA. Disbursement of such payments to the owners of beneficial interests in the global securities shall be the responsibility of the Depositary and direct and indirect participants.

     Notes represented by a global security will be exchangeable for Notes in definitive form of like tenor issuable in authorized denominations and registered in such names as the Depositary shall direct, only if either (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for such global security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and we do not appoint a successor depositary within 90 days or (ii) we in our discretion at any time determine not to require all of the Notes of the series to be represented by a global security and notify the Trustee. The Notes will be in denominations of $1,000 and in any greater amount that is an integral multiple. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

OPTIONAL REDEMPTION

     The Notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker and having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if the release (or any successor release) is not published or does not contain the prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all the quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

     "Reference Treasury Dealer" means each of Chase Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. and their respective successors; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer.

     We will mail notice of any redemption between 30 and 60 days preceding the redemption date to each holder of the Notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions called for redemption.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Depositary continues to make its same-day funds settlement system available to us, all payments of principal and interest on the Notes will be made by us in immediately available funds.

                                  UNDERWRITING

     We and the Underwriters have entered into an Underwriting Agreement relating to the offering and sale of the Notes. In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has severally agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Chase Securities Inc........................................  $
Goldman, Sachs & Co.........................................
                                                              ---------------
          Total.............................................  $
                                                              ===============

     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Notes if any of them are purchased.

     The Underwriters have advised us that they propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The Underwriters may offer the Notes to selected dealers
at the public offering price minus a selling concession of up to      % of the
principal amount of the Notes. In addition, the Underwriters may allow, and
those selected dealers may reallow, a selling concession of up to      % of the
principal amount of the Notes to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     In the Underwriting Agreement, we have agreed that:

     - we will pay our expenses related to this offering, which we estimate will
       be $          ;

     - we will not offer or sell any of our debt securities (other than the Notes) for a period of 90 days after the date of this prospectus supplement without the prior consent of the Underwriters; and

     - we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are a new issue of securities, and there is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The Underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

     In connection with the offering of the Notes, the Underwriters may engage in overallotment, stabilizing and syndicate-covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate-covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate-covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate-covering transactions, they may discontinue them at any time.

     Certain of the Underwriters and their affiliates engage in various general financing and banking transactions with us and our affiliates. In particular, an affiliate of Chase Securities Inc. is the administrative agent and a lender under our senior interim term loan facility and will receive a portion of the amounts repaid under that facility with the net proceeds of the offering. Because more than 10% of the net proceeds will be paid to affiliates of the Underwriters, the offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. In accordance with that Rule, Goldman, Sachs & Co. is acting as the "qualified independent underwriter" for the offering. That rule requires that the initial public offering price can be no higher than that recommended by the qualified independent underwriter. In acting as the qualified independent underwriter, Goldman, Sachs & Co. has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement forms a part. Goldman, Sachs & Co. has received $5,000 from us for this role.

PROSPECTUS

                            COLUMBIA/HCA HEALTHCARE
                                  CORPORATION

                                 $1,500,000,000

                                DEBT SECURITIES

                             ---------------------

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf " registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

     You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. Neither we nor any underwriter has authorized anyone else to provide you with different information. This prospectus is not an offer to sell and it is not soliciting an offer to buy these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 5, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy these reports at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. You may also inspect these reports at the SEC's New York Regional Office, Seven World Trade Center, New York, New York 10048, at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock trades. In addition, the SEC maintains an Internet site that contains reports and other information regarding us (http://www.sec.gov).

     We have registered these securities with the SEC on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement. You may obtain copies of the Registration Statement, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     - our Annual Report on Form 10-K for the year ended December 31, 1998;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - our Current Reports on Form 8-K dated February 23, 1999, April 21, 1999, May 11, 1999 and July 28, 1999; and

     - any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     You may obtain copies of the above information (including exhibits), upon written or oral request, without charge. You should direct requests to John M. Franck II, Corporate Secretary, Columbia/HCA Healthcare Corporation, One Park Plaza, Nashville, Tennessee 37203 or by telephone at (615) 344-9551. Our web site address is www.columbia-hca.com.

                                  THE COMPANY

     Columbia/HCA Healthcare Corporation is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners. At June 30, 1999, these affiliates owned and operated 204 hospitals and 81 freestanding surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate 16 hospitals and four freestanding surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our hospitals provide a full range of medical services including such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. We also provide outpatient and ancillary health care services at both our general acute care hospitals and at our freestanding facilities, including outpatient surgery and diagnostic centers, rehabilitation facilities, home health care agencies and other facilities. In addition, we operate psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings.

     We were formed in January 1990 as a Nevada corporation and reincorporated in Delaware in September 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number at that address is (615) 344-9551.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

   FOR THE SIX
  MONTHS ENDED
    JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
  -------------   -------------------------------------
  1999    1998    1998    1997    1996    1995    1994
  -----   -----   -----   -----   -----   -----   -----
  3.70x   2.86x   2.58x   1.81x   4.99x   3.94x   4.09x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the debt securities for general corporate purposes. We intend to offer the debt securities periodically when prevailing interest rates and other market conditions are advantageous.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

     The description below of the general terms of the debt securities will be supplemented by the more specific terms in the prospectus supplement.

     We will issue the debt securities in one or more series under an indenture dated as of December 16, 1993 between us and The First National Bank of Chicago, which we will call the "Trustee." The indenture describes the terms of the debt securities and does not limit the amount of debt securities or other unsecured, senior debt that we may issue.

     The debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture limits our ability and that of our subsidiaries under certain circumstances to secure debt by mortgages on our principal properties, by entering into sale and lease-back transactions or by issuing subsidiary debt or preferred stock. In a liquidation or reorganization of any of our subsidiaries, the right of holders of the debt securities to participate in any distribution is subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor.

     In addition to the following description of the debt securities, you should refer to the detailed provisions of the indenture, a copy of which is filed as an exhibit to the Registration Statement. The article and section numbers refer to those in the indenture.

     The prospectus supplement will specify the following terms of the issue of debt securities:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued and are or will be payable;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue;

     - the date or dates on which such interest, if any, will be payable, the method of determining holders to whom any of the interest shall be payable and the manner in which any interest payable on a global debt security will be paid if other than book-entry;

     - each office or agency where the principal, premium and interest on the debt securities will be payable and where the debt securities may be presented for registration of transfer or exchange;

     - the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed at our option;

     - our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder, and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities will be redeemed, repaid or purchased pursuant to any such obligation;

     - whether the debt securities are to be issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder;

     - whether the debt securities are to be issued in whole or in part in the form of one or more global notes and, if so, the identity of the depositary, if any, for such global note or notes;

     - if other than dollars, the foreign currency or currencies or foreign currency units in which the principal, premium and interest on the debt securities shall or may be paid and, if applicable, whether at our election and/or that of the holder, and the conditions and manner of determining the exchange rate or rates;

     - any index used to determine the amount of payment of principal, premium and interest on the debt securities;

     - any addition to, or modification or deletion of, any events of default or covenants provided for with respect to the debt securities;

     - any other detailed terms and provisions of the debt securities that are not inconsistent with the indenture (Section 301); and

     - any special provisions for the payment of additional amounts with respect to the debt securities.

     The debt securities may be issued at a substantial discount below their stated principal amount. The prospectus supplement will describe any federal income tax consequences and other special considerations applicable to discount securities. Discount securities may provide for the declaration or acceleration of the maturity of an amount less than the principal amount if an event of default occurs and continues.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless we state otherwise in a prospectus supplement, we will issue the debt securities in registered form and in denominations of $1,000 or any multiple thereof (Section 302). You will be able to exchange the debt securities of any series (other than a global note) for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms, as long as the debt securities are issued in authorized denominations. You may exchange the debt securities at the office of the Security Registrar or co-Security Registrar that we designate in a prospectus supplement. We will not impose any service charge for the exchange of any debt security; however, we may ask you to pay any taxes and other governmental charges as described in the indenture. The Security Registrar or co-Security Registrar will effect the exchange when satisfied with your documents of title and identity. We have appointed the Trustee as Security Registrar (Section 305).

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in a prospectus supplement, we will make principal, premium, and interest payments at the office of our Paying Agent. We may determine to pay any interest, including any installment of interest, (i) by check mailed to you at the address in the register or (ii) by wire transfer to the holder's account (Section 307).

     Unless otherwise indicated in a prospectus supplement, the Trustee will act as our sole Paying Agent with respect to the debt securities, through its principal office in the Borough of Manhattan, The City of New York. We will name any additional Paying Agents in a prospectus supplement. We may at any time rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, but we must maintain a Paying Agent in each place of payment for a series of the debt securities.

     If we have paid any moneys to the Trustee or a Paying Agent for the principal, premium, and interest on any debt securities, and those moneys remain unclaimed two years after due and payable, the moneys will be repaid to us and the holder of the debt securities may thereafter look only to us for any payment (Section 1103).

BOOK-ENTRY SYSTEM

     We may issue the debt securities in whole or in part in book-entry only form, which means that they will be represented by one or more permanent global notes that will be deposited with a depositary located in the United States. We will identify the depositary and describe the specific terms of the depositary arrangement in the prospectus supplement relating to each series. We will refer to this form here and in the prospectus supplement as "book-entry only." The following discussion pertains to securities that are issued in book-entry only form.

     One or more global notes will be issued to and registered in the name of the depositary or its nominee. The depositary will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by the depositary and its participants.

     So long as a depositary or its nominee is the registered owner of a global note, it will be considered the sole owner of the debt securities under the indenture. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owner under the indenture. Certain jurisdictions that require purchasers of securities to take physical delivery of securities in definitive form may impair the ability to transfer beneficial interests in a global note. Neither we, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for payments on account of, or for maintaining, supervising or reviewing any records relating to, the beneficial ownership interests.

     We will make payments of principal, premium and interest on debt securities to the depositary or its nominee, as the registered owner of the global note. We expect that the depositary for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a global note, will credit immediately participants' accounts with payments according to their respective holdings of beneficial interests in the global note as shown on the records of the depositary. We also expect that standing instructions and customary practices will govern payments by participants to owners of beneficial interests in the global note held through the participants, as is now the case with securities held for the accounts of customers registered in "street name." These payments will be the responsibility of the participants.

     A global note may not be transferred, except that the depositary, its nominees and their successors may transfer an entire global note to one another. Debt securities represented by a global security would be exchangeable for certificates in definitive registered form with the same terms in authorized denominations only if:

     - a depositary of a series is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days; or

     - we determine at any time not to have any debt securities represented by one or more global notes.

In either instance, an owner of beneficial interests in a global note will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and to physical delivery in definitive form (Section 304).

LIMITATIONS ON US AND OUR SUBSIDIARIES

  Limitations on Mortgages

     The indenture provides that neither we nor any of our subsidiaries will issue, assume or guarantee any indebtedness or obligation secured by mortgages, liens, pledges or other encumbrances upon any principal property (which means each of our acute care hospitals that provides general medical and surgical services), unless the debt securities shall be secured equally and ratably with (or prior to) such debt (Section
1105). This restriction will not apply to:

     - mortgages securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the mortgages are incurred within 18 months of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements;

     - mortgages existing on property at the time of its acquisition by us or our subsidiary or on the property of a corporation at the time of the acquisition of such corporation by us or our subsidiary;

     - mortgages to secure debt on which the interest payments are exempt from federal income tax under Section 103 of the Internal Revenue Code;

     - mortgages in favor of us or a consolidated subsidiary;

     - mortgages existing on the date of the indenture;

     - certain mortgages to governmental entities;

     - mortgages incurred in connection with the borrowing of funds used to repay debt within 120 days in the same principal amount secured by other mortgages on principal property with at least the same appraised fair market value;

     - mortgages incurred within 90 days (or any longer period, not in excess of one year, as permitted by law) after acquisition of the related property or equipment arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code; and

     - any extension, renewal or replacement of any mortgage referred to above, provided the amount secured is not increased and it relates to the same property.

  Limitations on Sale and Lease-Back

     The indenture provides that neither we nor any subsidiary will enter into any sale and lease-back transaction with respect to any principal property with another person unless either:

     - we or our subsidiary could incur indebtedness secured by a mortgage on the property to be leased; or

     - within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property, net of all debt securities delivered under the indenture, to the voluntary retirement of our funded debt or the acquisition or construction of a principal property (Section 1106).

  Limitations on Subsidiary Debt and Preferred Stock

     The indenture provides that none of our restricted subsidiaries may, directly or indirectly, create, incur, issue, assume or otherwise become liable with respect to, extend the maturity of, or become responsible for the payment of, any debt or preferred stock except:

     - debt outstanding on the date of the indenture;

     - debt representing the assumption by one restricted subsidiary of debt of another;

     - debt or preferred stock of any corporation or partnership existing when it becomes a subsidiary;

     - debt of a restricted subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations or from guarantees, letters of credit, surety bonds or performance bonds securing any of our obligations or those of our subsidiaries incurred or assumed in connection with the disposition of any business, property or subsidiary, except for the purpose of financing an acquisition, provided that the maximum aggregate liability does not exceed the gross proceeds from the disposition;

     - debt of a restricted subsidiary in respect of performance, surety and other similar bonds, bankers acceptances and letters of credit provided in the ordinary course of business;

     - debt secured by a mortgage incurred to finance the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the mortgage and debt are incurred within 18 months of the later of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements and the mortgage does not relate to any other property;

     - permitted subsidiary refinancing debt (as defined in the indenture);

     - debt of a restricted subsidiary to us or another subsidiary as long as we hold it; or

     - any obligation pursuant to a permitted sale and lease-back transaction (Section 1107).

  Exempted Transactions

     Even if otherwise prohibited by these limitations, if the aggregate outstanding principal amount of all our other debt and that of our subsidiaries subject to these limitations does not exceed 15% of our consolidated net tangible assets, then:

     - we or any of our subsidiaries may issue, assume or guarantee debt secured by mortgages;

     - we or any of our subsidiaries may enter into any sale and lease-back transaction; and

     - any restricted subsidiary may issue, assume or become liable for any debt or preferred stock (Section 1108).

EVENTS OF DEFAULT

     Under the indenture, an event of default applicable to the debt securities of any series means:

     - failure to pay the principal or any premium on any debt security of that series when due;

     - failure to pay any interest on any debt security of that series when due, continued for 30 days;

     - failure to deposit any sinking fund payment in respect of any debt security of that series when due;

     - failure to perform, or the breach of, any of our other applicable covenants or warranties in the indenture, continued for 60 days after written notice;

     - events in bankruptcy, insolvency or reorganization; and

     - any other event of default provided with respect to debt securities of that series (Section 501).

     If any event of default with respect to debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount, or in the case of discount securities, a portion of the principal amount, of all the debt securities of that series to be due and payable immediately. The holders may, under certain circumstances, rescind and annul this acceleration prior to obtaining a judgment or decree (Section 502).

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     Other than the duties of the Trustee during a default to act with the required standard of care, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series (Section 512).

     We will furnish the Trustee annually with a statement as to our performance of certain obligations under the indenture and as to any default in our performance (Section 1109).

MODIFICATION AND WAIVER

     We and the Trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected. We must have the consent of the holder of each outstanding debt security affected to:

     - change the stated maturity of the principal of, or any installment of interest on, any debt security;

     - reduce the principal, premium or interest on any debt security;

     - reduce the amount of principal of discount securities payable upon acceleration of the maturity;

     - change the currency of payment of principal, premium or interest on any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - reduce the percentage of holders whose consent is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or certain defaults (Section
       1002).

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of that series, waive any past default under the indenture with respect to debt securities of that series. However, such holders may not waive a past default in the payment of principal, premium or interest, or any sinking fund installment with respect to the debt securities, or waive a covenant or provision that cannot be modified or amended, without the consent of the holders of each outstanding debt security affected (Section 513).

CONSOLIDATION, MERGER, SALE OR LEASE OF ASSETS

     We may consolidate with or merge into, or transfer or lease our assets to, any corporation without the consent of the holders of any of the outstanding debt securities under the indenture if:

     - the successor corporation assumes our obligations on the debt securities and under the indenture;

     - after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

     - other conditions are met (Section 901).

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DEFEASANCE

     If so specified in a prospectus supplement, we may be discharged from all obligations under the debt securities of any series, and we will not be subject to the limitations in the indenture discussed in the above sections, if we deposit with the Trustee trust money or U.S. government obligations that are sufficient to pay all principal, premium and interest on the debt securities of the series. We would deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not (1) cause the holders of the debt securities of the series to recognize income, gain or loss for United States income tax purposes or (2) result in the delisting of the debt securities from any national securities exchange (if so listed) (Article Fourteen).

NOTICES

     Notices to holders will be mailed to the addresses of the holders listed in the security register (Sections 101, 105).

GOVERNING LAW

     We will construe the indenture and the debt securities in accordance with the laws of the State of New York (Section 111).

CONCERNING THE TRUSTEE

     The Trustee has normal banking relationships with us.

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

                              PLAN OF DISTRIBUTION

GENERAL

     We may sell the debt securities directly to purchasers or through underwriters, dealers or agents. We may distribute the debt securities in one or more transactions, either at a fixed price or varying prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The prospectus supplement will identify the terms of the offering, the names of the underwriters or agents, the purchase price, any underwriting discounts, the method of distribution and the time and place of delivery of the debt securities.

     In connection with the sale of debt securities, underwriters, dealers or agents may receive discounts, concessions or commissions from us or from purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities may qualify as underwriters under the Securities Act of 1933. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation paid by us.

     We may agree to indemnify underwriters, dealers and agents that participate in the distribution of debt securities against liabilities, including liabilities under the Securities Act of 1933.

     Since each issuance of a series of these debt securities will have no established trading market, broker-dealers may make a market in the debt securities. We cannot assure the liquidity of the trading market for the debt securities.

DELAYED DELIVERY ARRANGEMENT

     If so indicated in a prospectus supplement, we will authorize dealers or agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date, if so permitted by the purchaser's jurisdiction. We must approve all institutions, which may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The dealers and other agents will not be responsible for the validity or performance of these contracts.

                                 LEGAL OPINIONS

     John M. Franck II, our Senior Counsel and Corporate Secretary, is passing upon the validity of the debt securities for us. As of June 30, 1999, Mr. Franck owned approximately 6,556 shares and had options to purchase 125,620 shares of our common stock. Jenkens & Gilchrist, a Professional Corporation, is passing upon legal matters in connection with the offering of the debt securities for any underwriters, dealers or agents. Jenkens & Gilchrist has rendered, and continues to render, legal services to us.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                      COLUMBIA/HCA HEALTHCARE CORPORATION